SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 12, 2009

Press Release dated February 13, 2009

Press Release dated February 13, 2009

Press Release dated February 13, 2009

Press Release dated February 16, 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: February 28, 2009

Eni sells 100% of Stogit and Italgas to Snam Rete Gas

San Donato Milanese (Milan) February 12, 2009 - Today, Eni’s Board of Directors approved the sale of 100% of the equity of Italgas SpA and Stoccaggi Gas Italia SpA (Stogit) to Snam Rete Gas SpA (50.03% owned by Eni) for a consideration of euro 3,070 million and euro 1,650 million, respectively. Total equity consideration is equal to euro 4,720 million which will be financed by Snam Rete Gas through (i) a rights issue for a maximum amount of euro 3.5 billion (Eni has already committed to subscribe its relative share of the rights issue) and (ii) new loans for euro 1.3 billion. The closing is expected to take place by July 2009.

As a consequence of the transaction, Eni will transfer to Snam Rete Gas its gas distribution and storage regulated activities in Italy, creating significant synergies.

The transaction is consistent with the unbundling target set by the Italian regulator and will allow Eni to maximize the value of both Italgas and Stogit. The two companies will benefit from higher visibility and achieve increased synergies as a part of Snam Rete Gas.

The transaction will create the leading Italian player and one of the major European operators in the regulated business, with a total RAB (Regulated Asset Base) of approximately euro 20 billion. Furthermore, the company will manage gas transport and distribution networks of 31,000 km and 58,000 km respectively and have a storage capacity of 14 bcm, including 5 bcm of strategic reserves.

Italgas, 100% owned by Eni, is a leading player in the Italian gas distribution sector. The company is a direct vendor of distribution services in approximately 1,300 municipalities. Together with its subsidiaries, the company provides distribution services to approximately 1,600 municipalities including Rome, Turin, Naples, Florence and Venice and transports 9 bcm of gas through a distribution pipeline of over 58,000 km, managing a total of 7 million installed gas meters.

Stogit, 100% owned by Eni, is a leading European operator providing natural gas storage and modulation services through an integrated system – managed by a single operative dispatching center – comprising 8 reservoirs, 280 wells, gas treatment and compression plants.

Eni has been assisted by financial advisors, Rothschild and Banca IMI, who provided Eni with an opinion on the fairness of the financial terms of the transaction.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

ENI ANNOUNCES PRELIMINARY RESULTS
FOR THE FOURTH QUARTER AND FULL YEAR 2008

•	Dividend proposal for the full year: euro 1.30 per share (includes an interim dividend of euro 0.65 per share paid in September 2008).
•	Adjusted net profit: euro 10.20 billion for the full year (up 7.7%); euro 1.94 billion for the fourth quarter (down 27.4%).
•	Reported net profit: euro 8.83 billion for the full year (down 11.8%); down euro 874 million for the fourth quarter due to fixed asset impairments and inventory write-downs.
•	Cash flow: euro 21.8 billion for the full year (up 40.5%); euro 6.11 billion for the fourth quarter (up 148%).
•	Oil and natural gas production: up 3.5% for the full year; up 2.1% for the fourth quarter.
•	Year-end proved reserves(1) amounted to 6.6 bboe with a reference Brent price of $36.55 per barrel. All sources reserve replacement ratio was 135%.
•	Natural gas sales: up 5.3% for the full year; up 4.2% for the fourth quarter.

San Donato Milanese, February 13, 2009 - Yesterday evening, Eni’s Board of Directors took notice of the Group preliminary results for the fourth quarter and the full year 2008 (unaudited).

Paolo Scaroni, Chief Executive Officer, commented:
"2008 has been an excellent year for Eni both financially and operationally. In E&P we have grown more than our peer group. In G&P we have consolidated our leadership in the European gas market through the acquisition of Distrigaz. Looking forward, Eni will tackle the economic downturn continuing to grow and to provide sector-leading returns to shareholders".

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

SUMMARY GROUP RESULTS	(million euro)
5,166	6,276	464	(91.0)	Operating profit		18,868	18,641	(1.2)
5,292	6,201	4,078	(22.9)	Adjusted operating profit (a)		18,986	21,793	14.8
3,010	2,941	(874)	..	Net profit (b)		10,011	8,825	(11.8)
0.82	0.81	(0.24)	..	- per ordinary share (c)	(euro)	2.73	2.43	(11.0)
2.38	2.44	(0.63)	..	- per ADR (c) (d)	($)	7.49	7.15	(4.5)
2,678	2,890	1,943	(27.4)	Adjusted net profit (a) (b)		9,470	10,201	7.7
0.73	0.79	0.54	(26.0)	- per ordinary share (c)	(euro)	2.58	2.80	8.5
2.12	2.38	1.42	(33.0)	- per ADR (c) (d)	($)	7.07	8.24	16.5

(a)	For a detailed explanation of adjusted operating profit and net profit see page 29.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

__________________

(1)	Includes Eni’s share of proved reserves of equity-accounted entities. The year-end amount of proved reserves comprised 30% of proved reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering Gazprom exercises a call option to acquire a 51% interest in these companies.

Financial highlights

Fourth quarter of 2008
-	Adjusted operating profit was euro 4.08 billion, down 22.9% from the fourth quarter of 2007. This was due to the weaker operating performance reported by the Exploration & Production and Gas & Power divisions due to falling oil prices and lower natural gas demand. The Refining & Marketing division reverted to a better level of profitability.
-	Adjusted net profit was down 27.4% to euro 1.94 billion, mainly as a result of the weaker operating performance.
-	Capital expenditures for the quarter were up 28.3% from a year ago to euro 4.69 billion mainly related to continuing development of oil and gas reserves and exploration activities, the upgrading of gas transportation infrastructure and the construction of rigs and offshore vessels in the Engineering & Construction division.
-	Financing requirements for the fourth quarter were mainly related to capital expenditures (euro 4.69 billion), the acquisition of the 57.243% majority stake in Distrigaz SA for cash consideration amounting to euro 2.75 billion (euro 1.27 billion net of cash acquired), the purchase of certain assets amounting to euro 0.95 billion, as well as the repurchase of 1.17 million own shares at a cost of euro 21 million. These cash outflows were partially absorbed by net cash generated by operating activities of euro 6.11 billion, including proceeds on advances received from partner Suez following the signing of a number of long-term gas and electricity supply contracts (euro 1.55 billion). Net borrowings(2) in the quarter were euro 18.38 billion, up euro 0.55 billion from the end of September 2008.

Full year 2008
-	Adjusted operating profit was euro 21.79 billion, up 14.8% from a year ago, due to a better operating performance reported by the Exploration & Production and Refining & Marketing divisions, and, to a lesser extent, the Engineering & Construction division. These improvements were partly offset by lower operating results reported by the Gas & Power and Petrochemical divisions.
-	Adjusted net profit was up 7.7% to euro 10.20 billion, mainly as a result of the stronger operating performance, that was partly offset by a higher tax rate on adjusted basis (from 48.7% to 51.4%).
-	Net cash generated by operating activities was a record euro 21.80 billion and coupled with cash from divestments for euro 1.16 billion was used to fund a part of Eni’s financing needs associated with expenditures on capital and exploration projects (euro 14.56 billion), payment of dividends by Eni SpA (euro 4.91 billion, of which euro 2.36 billion related to 2008 interim dividend), the purchase of a number of assets, including consolidated subsidiaries, investments and businesses for euro 5.85 billion (euro 4.31 billion net of acquired cash), and the repurchase of 35.9 million own shares at a cost of euro 778 million. Net borrowings at year end amounted to euro 18.38 billion and increased by euro 2.05 billion from December 31, 2007.
-	Return on Average Capital Employed (ROACE)(3) calculated on an adjusted basis for the twelve-month period ending December 31, 2008 was 17.6% (19.3% in 2007).
-	Ratio of net borrowings to shareholders’ equity including minority interest – leverage(3) – was unchanged in comparison with the end of 2007 (0.38).

2008 Dividend
The Board of Directors intends to submit to the Annual Shareholders’ Meeting the proposal of distributing a cash dividend of euro 1.30 per share(4) (euro 1.30 in 2007). Included in this annual payment is euro 0.65 per share which was distributed as interim dividend in September 2008. The balance of euro 0.65 per share is payable on May 21, 2009 to shareholders on the register on May 18, 2009.

__________________

(2)	Information on net borrowings composition is furnished on page 40.
(3)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 40 and 42 for leverage and ROACE, respectively.
(4)	Dividends do not entitle a tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

Operational highlights and trading environment

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

KEY STATISTICS
1,815	1,764	1,854	2.1	Production of hydrocarbons	(kboe/d)	1,736	1,797	3.5
1,048	1,015	1,079	3.0	- Liquids	(kbbl/d)	1,020	1,026	0.6
4,401	4,302	4,449	0.8	- Natural gas	(mmcf/d)	4,114	4,424	7.8
29.75	20.17	30.99	4.2	- Worldwide gas sales	(bcm)	98.96	104,23	5.3
1.88	1.37	1.31	(30.3)	- of which: E&P sales		5.39	6.00	11.3
8.28	7.62	6.94	(16.2)	Electricity sold	(TWh)	33.19	29.93	(9.8)
3.29	3.34	3.06	(7.0)	Retail sales of refined products in Europe	(mmtonnes)	12.65	12.67	0.2

Fourth quarter of 2008
-	Oil and natural gas production for the fourth quarter amounted to 1,854 kboe/d, representing an increase of 2.1% compared with the fourth quarter of 2007. This improvement mainly reflected the benefit of acquired assets by Burren in Congo and Turkmenistan early in 2008 (for an overall increase of 32 kboe/d), organic growth achieved in Angola, Congo, Egypt, Pakistan and Venezuela. These positives were partly offset by the ongoing effect of damage to production facilities caused by hurricanes in the Gulf of Mexico in September 2008 (down 28 kboe/d), mature fields decline and production cuts by OPEC (down 9 kboe/d), as well as planned and unplanned facility downtime in the North Sea. Excluding the impact of higher entitlements in PASs, production slightly decreased from the fourth quarter of 2007 (down 0.6%).
-	Eni’s worldwide natural gas sales for the quarter were up 4.2% to 30.99 bcm, mainly reflecting the acquisition of Distrigaz. This increase was partly offset by the impact of lower European gas demand, mainly in the Italian market where gas sales decreased by 17.7%.
-	Oil realizations for the quarter were down 42.9% driven by falling Brent prices (down 38.1% from the fourth quarter of 2007). Natural gas realizations followed the opposite trend mainly due to the impact of time lags in the pricing formulae.
-	The fourth quarter results were favorably influenced by the depreciation of the euro against the dollar (down 9.1%), with the only exception being the natural gas marketing business.
-	Realized refining margins significantly improved from a year ago due to better relative prices of products (Brent refining margins were 7.72$/bbl, up 89.7% from the fourth quarter 2007). Higher margins were recorded in the marketing activities.

Full year 2008
-	Oil and natural gas production for the full year 2008 averaged the record level of 1,797 kboe/d, an increase of 61 kboe/d, or 3.5%, from a year earlier. This performance mainly benefited from the assets acquired in the Gulf of Mexico, Congo and Turkmenistan (up 62 kboe/d), as well as continuing organic growth in Angola, Congo, Egypt, Pakistan and Venezuela. These positives were partially offset by mature field declines as well as planned and unplanned facility downtime in the North Sea and hurricane-related impacts in the Gulf of Mexico (down 11 kboe/d). Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 37 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 5.6%.
-	Eni’s worldwide natural gas sales were 104.23 bcm, up 5.3% driven by an increase in international sales (up 19.9%) mainly reflecting the contribution of the acquisition of Distrigaz and the organic growth recorded in the European markets, as well as higher seasonal sales recorded in the first quarter. These positives were partially offset by a weaker performance on the Italian gas market (down 5.8%).
-	Oil and gas realizations in the year were up 28.1% driven by the favorable trading environment of the first nine months of the year.
-	2008 full year results were negatively influenced by the appreciation of the euro vs. the dollar (up 7.3%).
-	Realized refining margins increased from a year ago due to a favorable trading environment (Brent refining margins were up 43.6%, to 6.49$/bbl).

2008 Portfolio developments

November 2008
-	Finalized an agreement with the British company Tullow Oil Ltd to purchase a 52% stake and the operatorship of fields in the Hewett Unit and relevant facilities in the North Sea. Eni plans to upgrade certain depleted fields in the area so as to achieve a gas storage facility.
-	Finalized an agreement to acquire all the common shares of First Calgary Petroleum Ltd, a Canadian oil and gas company with exploration and development activities in Algeria. The acquisition values the fully diluted share capital of First Calgary at approximately CAN$923 million. Production start up at First Calgary’s fields is expected in 2011 with a projected plateau of approximately 30,000 boe/d net to Eni by 2012.

October 2008
-	Following authorization from the European Commission, the acquisition of a 57.243% majority stake in Distrigaz SA from the French company Suez-Tractebel was closed. The deal was for a cash consideration of euro 2.75 billion, implying a value for 100% of the share capital at euro 4.8 billion. On December 30, 2008, Eni was granted authorization from the Belgian market authorities to execute a mandatory tender offer on the minorities of Distrigaz. The deadline of the offer is scheduled for March 19, 2008.
-	Signed the agreements with Suez related to the sale of a number of Eni’s assets as well as long-term gas and electricity supply contracts. As of end of December 2008 the following agreements have been finalized:(i) the Virtual Power Plant agreement that grants Suez the right to off-take volumes of electricity corresponding to capacity of up to 1,100 MW for a period of 20 years, with proceeds of euro 1.21 billion; (ii) gas supply contracts up to 4 bcm per year to be delivered in Italy for a period of 20 years and an option to purchase up to 2.5 bcm per year to be delivered in Germany for a period of 11 years, with proceeds amounting to euro 255 million; (iii) supply contracts for 0.9 bcm per year of LNG for a period of 20 years at a price of euro 87 million.
-	Completed the divestment of the entire share capital of the subsidiary Agip España to Galp Energia SGPS SA, following exercise of a call option in October 2007, pursuant to agreements among Galp’s shareholders. The divested asset includes 371 service stations as well as wholesale marketing activities of oil products located in the Iberian Peninsula.

September 2008
-	Finalized the purchase of a 17% stake in the share capital of Gaz de Bordeaux Energie Services SAS. Also Eni’s associate Altergaz (Eni’s interest being 38%) entered the deal with an equal stake. The two partners plan to support the development of the target company by supplying it with up to 250 mmcm of gas for ten years.
-	Signed a strategic agreement with Petroleos de Venezuela, SA (PDVSA) for the exploration and development of two offshore Venezuelan areas and the subsequent development of gas resources via an LNG project.

August 2008
-	Signed a Memorandum of Understanding with Sonangol to set up an integrated model of cooperation and development, targeting onshore development activities and construction of facilities in Angola designed to monetize flaring gas.
-	Acquired control of the Indian company Hindustan Oil Exploration Limited (HOEC), following execution of a mandatory tender offer on a 20% stake of the HOEC share capital. The mandatory offer was associated with Eni’s acquisition of a 27.17% of HOEC as part of the Burren deal.

June 2008
-	Finalized a strategic oil deal with the Libyan national oil company based on the framework agreement of October 2007. This deal effective from January 1, 2008, extends the duration of Eni oil and gas properties until 2042 and 2047 respectively and lays the foundations for a number of projects targeting development of the significant gas potential in the country.

May 2008
-	A cooperation agreement was set up with the Republic of Congo for the extraction of unconventional oil from the Tchikatanga e Tchikatanga-Makola oil sands deposits.

March 2008
-	Awarded 32 exploration leases in the Gulf of Mexico close to certain of Eni’s producing fields as well 18 exploration leases in Alaska.

February 2008
-	Signed a strategic agreement with the Venezuelan State oil company PDVSA for the definition of a plan to develop a field located in the Orinoco oil belt, with a gross acreage of 670 square kilometers.

January 2008
-	Completed the acquisition of the entire issued share capital of the UK-based oil company Burren Energy plc, for a total cash consideration amounting to approximately euro 2.4 billion (including the amount of Burren’s shares for a total amount of euro 0.6 billion, purchased in 2007). Burren holds producing assets in Congo and Turkmenistan and exploratory leases in Egypt, Yemen and India.

Other developments
-	Started-up the Ooguruk (Eni 30%), Mondo (Eni 20%) and Corocoro (Eni 26%) fields in Alaska, Angola and Venezuela, respectively. Completed the upgrading of facilities at the operated Bhit gas field in Pakistan (Eni 40%) leading to the start-up of the satellite Badhra field.

Kashagan - Final Agreement
On October 31, 2008, all the international parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed the final agreement implementing the new contractual and governance framework of the Kashagan project, based on the Memorandum of Understanding signed on January 14, 2008.
The material terms of the agreement are: (i) the proportional dilution of the participating interest of all the international members of the Kashagan consortium, following which the stake held by the national Kazakh company KazMunaiGas and the stake held by the other four major stakeholders are each equal to 16.81%, effective from January 1, 2008. The Kazakh partner will pay the other co-venturers an aggregate amount of US$1.78 billion; (ii) a value transfer package to be implemented through changes to the terms of the NCSPSA, the amount of which will vary in proportion to future levels of oil prices. Eni is expected to contribute to the value transfer package in proportion to its new participating interest in the project (16.81%); (iii) a new operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the subsequent development phases of the project. Eni is confirmed to be the operator of phase-one of the project (the so-called "Experimental Program") and in addition will retain operatorship of the onshore operations of phase 2 of the development plan.
In conjunction with the final agreement, parties also reached a final approval of the revised expenditure budget of phase-one, amounting to $32.2 billion (excluding general and administrative expenses).
Eni will fund those investments in proportion to its participating interest of 16.81%. On the basis of progress to completion, Eni management expects to achieve first oil by the end of 2012. Phase-one production plateau is forecast at 300,000 bbl/day; the installed production capacity at the end of phase-one is planned at 370,000 bbl/day in 2014. Subsequently, production capacity of phase-one is expected to step up to 450,000 bbl/day, leveraging on availability of further compressor capacity for gas re-injection associated with the start-up of phase-two offshore facilities.

Outlook for 2009
Eni will present in detail its strategy, targets and outlook for its 2009-2012 plan at 12:00 noon (London Time) today, at the London Stock Exchange. Management expects market volatility and the current economic downturn to continue well into calendar year 2009. The Company’s key assumptions for 2009 are average Brent prices at $43 per barrel, flat European gas demand and lower refining margins with respect to 2008. In this environment, management expectations regarding key operating drivers of Eni’s business for the year 2009 are as follows:

-	Production of liquids and natural gas is forecast to increase from 2008 (actual oil and gas production averaged 1,797 mmboe/d in 2008). Organic growth expected in Nigeria, Angola, Congo and the Gulf of Mexico will sustain production performance against expected mature field declines;
-	Sales volumes of natural gas worldwide are forecast to increase from 2008 (actual sales volumes in 2008 were 104.23 bcm) reflecting full contribution from the acquisition of Distrigaz and the impact of marketing initiatives aimed at supporting European market share. Sales in Italy are expected to decrease mainly due to competitive pressures and demand slowdown amidst the economic downturn;

-	Refining throughputs on Eni’s account are expected to increase from 2008 (actual throughputs in 2008 were 35.84 mmtonnes) as a result of improved operating performance expected at the Taranto and Gela refineries;
-	Retail sales of refined products in Italy and the rest of Europe are expected to decrease from 2008 (12.67 mmtonnes in 2008) reflecting the divestment of marketing activities in the Iberian Peninsula and an expected demand slowdown affecting fuel consumption in European markets.

In 2009 management expects slightly lower capital expenditures with respect to 2008 (euro 14.56 billion in 2008). The activities over the course of the year will be focused on the development of oil and natural gas reserves, the upgrading of existing construction vessels and rigs, and the upgrading of natural gas transport infrastructures. On the basis of planned cash outflows to fund capital expenditures, including the completion of the Distrigaz acquisition, and shareholder remuneration, taking into account the Company projections of cash flow at $43 per Brent barrel, management expects the Group to achieve a level of leverage that will be lower than the level of 0.38 reported in 2008, assuming that Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni, and a 51% interest in the three Russian gas companies in which Eni holds a 60% interest.

Full year and quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. The evaluation and recognition criteria applied during the preparation of the report for the full year and fourth quarter results are unchanged from those adopted for the preparation of the Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. SEC. On October 15, 2008, the European Commission adopted certain amendments to accounting standards IAS39 and IFRS7 that enable under rare circumstances the reclassification of certain held for trading financial assets to other categories of financial instruments, thus changing their measurement criteria. These amendments did not result in any significant modification to the Company’s classification of its financial instruments.
Results are presented for the fourth quarter and the full year 2008 and for the fourth quarter and the full year 2007. Information on liquidity and capital resources relates to end of the periods as of December 31, 2008, September 30, 2008, and December 31, 2007. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter of the year cannot be extrapolated on an annual basis.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Capital Stock: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release for the Fourth Quarter and Full Year results of 2008 (unaudited) is also available on the Eni web site: www.eni.it

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Summary result for the fourth quarter and the full year of 2008

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

25,378	28,161	24,607	(3.0)	Net sales from operations	87,256	108,190	24.0
5,166	6,276	464	(91.0)	Operating profit	18,868	18,641	(1.2)
(275)	(334)	2,348		Exclusion of inventory holding (gains) losses	(620)	936
401	259	1,266		Exclusion of special items	738	2,216
				of which:
(48)	(21)			- non recurring items	8	(21)
449	280	1,266		- other special items	730	2,237

5,292	6,201	4,078	(22.9)	Adjusted operating profit	18,986	21,793	14.8

3,010	2,941	(874)	..	Net profit attributable to Eni	10,011	8,825	(11.8)
(224)	(187)	1,693		Exclusion of inventory holding (gains) losses	(499)	723
(108)	136	1,124		Exclusion of special items	(42)	653
				of which:
(46)	(21)			- non recurring items	35	(21)
(62)	157	1,124		- other special items	(77)	674

2,678	2,890	1,943	(27.4)	Adjusted net profit attributable to Eni	9,470	10,201	7.7
159	148	116	(27.0)	Adjusted net profit of minority interest	624	631	1.1
2,837	3,038	2,059	(27.4)	Adjusted net profit	10,094	10,832	7.3
				Breakdown by division:
2,063	2,455	1,412	(31.6)	Exploration & Production	6,491	8,008	23.4
894	458	613	(31.4)	Gas & Power	2,936	2,650	(9.7)
(26)	147	191	..	Refining & Marketing	319	510	59.9
(91)	(49)	(89)	(2.2)	Petrochemicals	57	(306)	..
180	203	213	18.3	Engineering & Construction	658	784	19.1
(47)	(48)	(117)	..	Other activities	(210)	(279)	(32.9)
(100)	(161)	(354)	..	Corporate and financial companies	(141)	(612)	..
(36)	33	190		Impact of unrealized intragroup profit elimination (a)	(16)	77

				Net profit attributable to Eni
0.82	0.81	(0.24)	..	per ordinary share (euro)	2.73	2.43	(11.0)
2.38	2.44	(0.63)	..	per ADR ($)	7.49	7.15	(4.5)
				Adjusted net profit attributable to Eni
0.73	0.79	0.54	(26.0)	per ordinary share (euro)	2.58	2.80	8.5
2.12	2.38	1.42	(33.0)	per ADR ($)	7.07	8.24	16.5
3,661.0	3,635.7	3,622.4	(1.1)	Weighted average number of outstanding shares (b) (million)	3,669.2	3,638.9	(0.8)
2,468	5,733	6,113	147.7	Net cash provided by operating activities	15,517	21,796	40.5
3,657	3,112	4,691	28.3	Capital expenditures	10,593	14,562	37.5

(a)	This item regards intragroup sales of goods, services and capital goods recorded among the assets of the purchasing business segment as of period end.
(b)	Fully diluted.

Trading environment indicators

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

88.70	114.78	54.91	(38.1)	Average price of Brent dated crude oil (a)	72.52	96.99	33.7
1.449	1.504	1.317	(9.1)	Average EUR/USD exchange rate (b)	1.371	1.471	7.3
61.21	76.32	41.69	(31.9)	Average price in euro of Brent dated crude oil	52.90	65.93	24.6
4.07	6.37	7.72	89.7	Average European refining margin (c)	4.52	6.49	43.6
2.81	4.24	5.86	..	Average European refining margin in euro	3.30	4.41	33.6
4.7	5.0	4.2	(10.6)	Euribor - three month rate (%)	4.3	4.6	7.0
5.0	2.9	2.7	(46.0)	Libor - three month dollar rate (%)	5.3	2.9	(45.3)

(1)	In USD per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Fourth quarter of 2008

Group results
In the fourth quarter of 2008 Eni reported net loss of euro 874 million, compared with net profit of euro 3,010 million a year ago. The fourth quarter loss was incurred amidst an economic downturn that impacted the Group operating performance. In addition, the amount of the loss was significantly affected by certain exceptional items including an inventory write-down of euro 1,693 million and special charges of euro 1,124 million net, relating to fixed asset impairments, including proved and unproved oil and gas properties, petrochemical and refinery plants as well as service stations, environmental provisions, redundancy incentives, as well as provisions for risks on pending litigation.

Eni’s fourth quarter adjusted net profit was euro 1,943 million compared with euro 2,678 million a year ago, down 27.4%. Adjusted net profit was calculated by excluding an inventory write-down of euro 1,693 million and special charges of euro 1,124 million net, resulting in an overall adjustment equal to an increase of euro 2,817 million.

Results by division
The decrease in the Group adjusted net profit was mainly due to lower results reported by:

-	The Exploration & Production division reported a decrease of euro 651 million in adjusted net profit, down 31.6%, reflecting a weaker operating performance (down euro 1,365 million, or 33.1%) dragged down by lower oil realizations in dollars (down 42.9%) and higher amortization charges. These negative factors were partly offset by the favorable impact of the depreciation of the euro against the dollar (down 9.1%).
-	The Gas &Power division reported decreased adjusted net profit (down euro 281 million, or 31.4%) reflecting a decline in operating performance (down euro 497 million, or 38%) mainly due to lower gas demand and lower sales margins due to the impact of unfavorable trends in exchange rates and to competitive pressure. These negatives were partly offset by the contribution of the acquisition of Distrigaz.

These reductions were partly offset by an increase in the adjusted net profit reported by:

-	The Refining & Marketing division was up euro 217 million due to an improved operating performance (up euro 296 million) reflecting higher refining margins supported by a favorable trading environment and a higher retail market share achieved by marketing activities.
-	The Engineering & Construction division was up euro 33 million, or 18.3%, driven by a better operating performance, up euro 48 million, or 19.2%, benefiting from the strong order patterns associated with the up phase of the oil cycle.

Full year 2008

Group results
Eni’s net profit for the full year was euro 8,825 million compared with euro 10,011 million a year ago, down 11.8%. Reported operating profit was euro 18,641 million compared with euro 18,868 million a year ago, down 1.2% as the weaker operating performance reported by Eni’s downstream businesses was partly offset by an improved performance in the Exploration & Production division driven by the strong pricing environment experienced until September 2008. The full year result was reduced as both higher financial charges (down euro 681 million) and income taxes (down euro 473 million) were recorded, the latter associated with higher taxes currently payable recorded by subsidiaries of the Exploration & Production division operating outside Italy.

Higher income taxes currently payable were partly offset by certain adjustments associated with deferred tax relating to:

-	utilization of deferred tax liabilities recognized on higher carrying amounts of period-end inventories of oil, gas and refined products stated at the weighted-average cost with respect to their tax base according to the last-in-first-out method. In fact, pursuant to the Law Decree No. 112 of June 25, 2008, energy companies in Italy(5) are required from 2008 to state inventories of hydrocarbons at the weighted-average cost for tax purposes as opposed to the previous Lifo evaluation and to recognize a one-off amount calculated

__________________

(5)	New provisions apply to companies that operate in the production and marketing of hydrocarbons and electricity, with annual revenues in excess of euro 25 million.

by applying a special tax with a 16% rate on the difference between the two amounts. Accordingly, profit and loss benefited from the difference between utilization of deferred tax liabilities accrued on hydrocarbons inventories based on the previously applicable statutory tax rate of 33% and the mentioned one-off tax (for a total positive impact of euro 176 million);
-	the impact of abovementioned Law Decree No. 112/2008 on certain deferred tax assets of Italian subsidiaries for an amount of euro 94 million;
-	application of the Budget Law 2008 that provided an increase in limits whereby carrying amounts of assets and liabilities of consolidated subsidiaries can be recognized for tax purposes by paying a one-off amount calculated by applying a special tax with a 6% rate resulting in a net positive impact on profit and loss of euro 290 million;
-	enactment of a renewed tax framework in Libya regarding oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued tax liabilities (euro 173 million).

Eni’s adjusted net profit for the full year was euro 10,201 million compared with euro 9,470 million a year ago, up 7.7%. Adjusted net profit is calculated by excluding an inventory holding loss of euro 723 million and special charges of euro 653 million net, resulting in an overall adjustment equal to an increase of euro 1,376 million.
Special charges mainly related to fixed asset impairments, environmental provisions, redundancy incentives, as well as provisions for risks on pending litigation. In addition, the Company incurred an expense in the form of a contribution of euro 200 million to the solidarity fund pursuant to Italian Law Decree No. 112/2008 to be used to subsidize the gas bills for residential uses of less affluent citizens.
Special gains mainly regarded the abovementioned adjustments to deferred tax liabilities, and gains recorded on the divestment of certain assets in the Engineering & Construction and Refining & Marketing divisions.

Results by division
The increase in the Group adjusted net profit mainly reflected a higher result reported by:

-	The Exploration & Production division achieved an increase of euro 1,517 million in adjusted net profit, up 23.4%, due to a better operating performance (up euro 3,365 million, or 23.9%) driven by higher realizations in dollars (oil up 24.2%; natural gas up 47.8%) and production growth (up 20.1 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (up 7.3%), rising operating costs and higher amortization charges, also due to increased exploration activity (increasing by approximately euro 420 million at constant exchange rates).
-	The Refining & Marketing division reported higher adjusted results (up euro 191 million, or 59.9%) as operating performance increased from a year ago (up euro 237 million, or 72%). This better result reflected both higher realized refining and marketing margins as the trading environment improved during the year and a higher retail market share was achieved.
-	The Engineering & Construction division reported improved net profit (up euro 126 million, or 19.1%) driven by a better operating performance which was up euro 201 million, or 23.9%, due to favorable industry trends.

These increases were partly offset by weaker results reported by the Gas & Power and Petrochemicals divisions:

-	The Gas & Power division reported a decreased adjusted net profit (down euro 286 million, or 9.7%) due to a weaker operating performance (down euro 551 million, or 13.5%). This shortfall was due to lower gas demand and stronger competitive pressures that particularly impacted the volume performance on the Italian market. These negatives were partly offset by increased international sales due to organic growth recorded in the European markets and the contribution of the acquisition of Distrigaz, as well as higher seasonal sales recorded in the first quarter. The regulated businesses in Italy and the international transportation activity delivered improved performance, reflecting higher handled volumes.
-	The Petrochemicals division incurred a loss at both the operating level and the bottom line (down euro 465 million and euro 306 million respectively). This shortfall was due to a steep decline in commodity chemical margins, reflecting higher supply costs of oil-based feedstock and end-markets lower demand.

Liquidity and capital resources

Summarized Group Balance Sheet

(million euro)

Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2008	Change vs Dec. 31, 2007	Change vs Sep. 30, 2008

Fixed assets	62,849	69,853	74,444	11,595	4,591
Net working capital	(3,006)	(3,658)	(6,622)	(3,616)	(2,964)
Provisions for employee benefits	(935)	(966)	(947)	(12)	19
Net assets held for sale including related net borrowings	286	505	68	(218)	(437)
Capital employed, net	59,194	65,734	66,943	7,749	1,209
Shareholders’ equity including minority interest	42,867	47,911	48,567	5,700	656
Net borrowings	16,327	17,823	18,376	2,049	553
Total liabilities and shareholders’ equity	59,194	65,734	66,943	7,749	1,209

Period-end currency translation effects increased the carrying amounts of net capital employed and shareholders’ equity by approximately euro 970 million and euro 1,070 million respectively, compared to 2007 year end amounts, and decreased net borrowings by euro 100 million. This increase was mainly driven by the depreciation of the euro against the dollar (at December 31, 2008 the euro/US$ exchange rate was 1.392 as compared to 1.472 at December 31, 2007, down 5.4%).

Fixed assets amounted to euro 74,444 million, representing an increase of euro 11,595 million from December 31, 2007. The increase reflected capital expenditures incurred in the year (euro 14,562 million), the acquisition of assets and investments mainly related to the consolidation of Distrigaz SA (euro 2,932 million) and Burren Energy (euro 2,444 million) as well as the purchase of a number of assets (euro 1,471 million, including the 100% stake of First Calgary Petroleum, a 52% stake in the Hewett Unit in the North Sea and the full consolidation of Indian company Hindustan Oil Exploration Co) and currency translation effects. These additions were partly offset by depreciation, depletion and amortization charges and impairment losses incurred in the year (euro 9,815 million).

Net working capital(6) was in negative territory at euro 6,622 million decreasing by euro 3,616 million from December 31, 2007. This effect mainly resulted from: (i) proceeds on advances received from the partner Suez following the signing of a number of long-term gas and electricity supply contracts (euro 1,552 million); (ii) the put option granted to Publigaz (the Distrigaz’ minority shareholder) to divest its 31.25% stake in Distrigaz to Eni for a total amount of euro 1,495 million based on the same per-share price of the ongoing mandatory tender offer to minorities as part of the Distrigaz acquisition. This liability was recognized against the Group’s net equity; (iii) an increase in tax currently payable due to the balance of income taxes accrued for the year. This was partially offset by a decrease recorded in net deferred tax liabilities for Italian companies and activities in Libya, while increased deferred tax liabilities were recognized upon the allocation of prices paid on the acquisitions of the year. The main increase in net working capital was associated with a change in fair value of certain cash flow hedges the Company entered into in 2007 to hedge the commodity risk on a portion of its oil and gas reserves.

Shareholders’ equity including minority interest amounted to euro 48,567 million and increased by euro 5,700 million. This increase reflected net profit for the period (euro 9,558 million), a change in fair value evaluation of certain cash flow hedges taken to reserve (euro 1,211 million net of the related tax effect) and foreign currency translation effects. These increases were partly offset by the payment of dividends (euro 5,207 million, of which euro 4,910 million were paid by Eni SpA) as well as a deduction associated with the repurchase of shares in 2008 (euro 778 million).

At December 31, 2008 net borrowings amounted to euro 18,376 million and increased by euro 2,049 million from December 31, 2007 and by euro 553 million from September 30, 2008. The increase recorded in the quarter mainly related to capital expenditures for the period, the acquisition of the majority stake in Distrigaz SA and other assets (including the 100% stake of First Calgary Petroleum and a 52% stake in the Hewett Unit in the North Sea), as well as share repurchases.
These cash outflows were fund by cash inflow generated by operating activities in the quarter, including proceeds on advances received from the partner Suez.

__________________

(6)	More detailed information is provided in the section "Summarized Group Balance Sheet".

Summarized Group Cash Flow Statement

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

2,468	5,733	6,113	Net cash provided by operating activities	15,517	21,796
(3,657)	(3,112)	(4,691)	Capital expenditures	(10,593)	(14,562)
(1,198	(190)	(3,610)	Acquisition of investments and businesses	(9,909)	(5,848)
	63	1,381	Acquired cash (net borrowings)		1,543
	(600)		Other cash flow related to capital expenditures, investments and disposals
55	56	631	Proceeds from disposals	659	1,160
(2,393)	(2,728)	(21)	Dividends to Eni shareholders and shares repurchased	(5,263)	(5,688)
(67)	(41)	(73)	Dividends distributed and shares repurchased by subsidiaries	(647)	(355)
(105)	(439)	(283)	Foreign exchange translation differences and other changes	676	(95)
(4,897)	(1,258)	(553)	CHANGE IN NET BORROWINGS	(9,560)	(2,049)

In 2008, net cash provided by operating activities (euro 21,796 million) including proceeds on advances received from the partner Suez (euro 1,552 million) and cash from divestments (euro 1,160 million) were used to fund the majority of cash outflows relating to:

(i)	Capital expenditures totaling euro 14,562 million.
(ii)	Payment of dividend by Eni SpA (euro 4,910 million, euro 2,359 million related to the payment of an interim dividend for 2008), as well as dividend payment from certain consolidated subsidiaries to minorities (euro 288 million, mainly relating to Snam Rete Gas and Saipem).
(iii)	The acquisition of the majority stake of 57.243% in Distrigaz SA amounting to euro 2,751 million (euro 1,271 million net of the acquired cash).
(iv)	The completion of the acquisition of Burren Energy Plc (cash outflow in 2008 being euro 1,789 million or euro 1,695 million net of acquired cash; total cash consideration for this transaction amounted to euro 2,358 million which includes the amount of Burren’s shares purchased in December 2007).
(v)	The purchase of certain upstream properties and gas storage assets related to the entire share capital of Canadian company First Calgary operating in Algeria, a 52% stake in the Hewett Unit in the North Sea, a 20% stake in Indian company Hindustan Oil Exploration Co. for a total amount of euro 944 million (including net borrowings acquired) as well as other investments in non-consolidated entities mainly related to funding requirements for an LNG project in Angola (euro 254 million).
(vi)	Share repurchases by the parent company Eni SpA for a total amount of euro 778 million.

Dividends and share repurchases
In 2008 total cash dividends to Eni shareholders amounted to euro 4,910 million (euro 4,583 million in 2007) of which euro 2,551 million pertained to the payment of the balance of the dividend for fiscal year 2007 and euro 2,359 million pertained to the payment of an interim dividend (euro 0.65 per share) for fiscal year 2008.
From January 1 to December 31, 2008 a total of 35.9 million own shares were purchased at a cost of euro 778 million (on average euro 21.672 per share). Since the beginning of the share buy-back plan (September 1, 2000), Eni has purchased 398.5 million of its own shares, equal to 9.95% of capital stock at issue, at a total cost of euro 6,971 million (for an average cost of euro 17.495 per share) representing 94.21% of the amount authorized by the Shareholders Meeting.

More details on balance sheet and cash flow are disclosed on page 38 and following pages.

Other information

Ascertainment by the European Commission of the level of competition in the European natural gas market
As part of its activities to ascertain the level of competition in the European natural gas market, with Decision No. C (2006)1920/1 of May 5, 2006, the European Commission informed Eni that the Group companies were subject to an inquiry under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council in order to verify the possible existence of any business conducts breaching European rules in terms of competition and intended to prevent access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas. Similar actions have been performed by the Commission also against the main operators in natural gas in Germany, France, Austria and Belgium. In April 2007, the European Commission made known its decision to start a further stage of inquiry, as elements collected so far induced the suspicion that Eni adopted behaviors leading to "capacity hoarding and strategic underinvestment in the transmission system leading to the foreclosure of competitors and harm for competition and customers in one or more supply markets in Italy". Eni expects that the European Commission will likely end the ongoing inquiry stage soon and communicate the Company a statement of objections. On this basis the Company will be able to properly assess whether any potential charge against Eni is well or ill-founded, the extent of the Company’s exposure to any contingent liability and the ability to make a reliable estimate of it. If a material development on such matter occurs before the end of the approval process of 2008 financial statements, the Company might lower the Group and the parent company 2008 earnings with respect to the amounts reported in the present press release.

Pieve Vergonte proceeding
Full disclosure about the Pieve Vergonte proceeding was furnished in Eni’s interim consolidated financial report as of June 30, 2008. In the report it is disclosed that with a temporarily executive decision dated July 3, 2008 the District Court of Turin sentenced the subsidiary Syndial SpA (former EniChem) to compensate for environmental damages that were allegedly caused when EniChem managed an industrial plant at Pieve Vergonte during the 1990-1996 period. Specifically, the Court sentenced Syndial to pay the Italian Ministry of the Environment compensation amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision.
Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely ill-founded as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister.
As no development of the proceeding has occurred since the filing of the Court’s decision, management confirmed its previous stance of making no provision for this proceeding on the basis of the abovementioned technical-legal advice, in concert with external consultants on accounting principles.

Treaty of friendship between the Italian Republic and Libya
The "Treaty of Friendship" between the Republic of Italy and Libya was enacted by Italy’s upper house on February 3, 2009 and is about to be published shortly. This law under Article No. 3 has introduced a supplemental tax rate applicable to taxable income of such individual companies that engage in the exploration and production of hydrocarbons, where fixed assets, including both tangible and intangible assets and investments dedicated to oil and gas operations exceed 33% of their respective items in the balance sheet, also having a market capitalization in excess of euro 20 billion. This supplemental tax is due whenever taxes currently payable represent less than 19% of taxable income and is to be determined as the lower of the amount of income taxes up to 19% of taxable income and the amount resulting from applying a certain set of decreasing rates to companies’ net equity as determined from individual financial statements.
This supplemental tax rate is due for 2009 and following years up to 2028. Eni believes that the parent company Eni SpA will likely fall within the scope of this supplemental tax rate based on the criteria set by the law to identify the persons subject to the new tax rate and the conditions regulating its enactment.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries
As of December 31, 2008, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiaries Trans Tunisian Pipeline Co Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc and NAOC - Nigerian Agip Oil Ltd, which fell within the scope of the regulation as of September 30, 2008. Eni has already adopted adequate procedures to ensure full compliance with the regulation.

Eni SpA parent company preliminary accounts for 2008
Eni’s Board of Directors also took notice of Eni SpA’s preliminary results for 2008 prepared in accordance with IFRSs. Net profit for the full year was euro 6,745 million (euro 6,600 million in 2007). The euro 145 million increase was mainly due to higher finance charges (down euro 2,049 million). These positives were partly offset by lower operating profit (down euro 1,877 million) due to fixed asset impairments and inventory write-down as well as a weaker performance of gas marketing activities, partly offset by an improved performance of upstream activities due to better prices of oil and gas, particularly in the first nine months of 2008.

Financial and operating information by division for the fourth quarter and the full year 2008 is provided in the following pages.

Exploration & Production

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

RESULTS (a)
8,038	8,879	6,623	(17.6)	Net sales from operations		27,278	33,391	22.4
3,929	5,252	2,105	(46.4)	Operating profit		13,788	16,415	19.1
198	33	657		Exclusion of special items		263	1,001
				of which:
1				Non-recurring items		(11)
197	33	657		Other special items:		274	1,001
150	33	646		- asset impairments		226	989
		4		- net gains on disposal of assets			4
5	4	2		- provision for redundancy incentives		6	8
42	(4)	5		- other		42
4,127	5,285	2,762	(33.1)	Adjusted operating profit		14,051	17,416	23.9
4,080	5,259	2,722	(33.3)	Exploration & Production		13,785	17,233	25.0
47	26	40	(14.9)	Storage Business		266	183	(31.2)

22	11	18		Net finance income (expense) (b)		44	52
53	207	139		Net income from investments (b)		176	609
(2,139)	(3,048)	(1,507)		Income taxes (b)		(7,780)	(10,069)
50.9	55.4	51.6		Tax rate	(%)	54.5	55.7
2,063	2,455	1,412	(31.6)	Adjusted net profit		6,491	8,008	23.4

				Results also include:
1,702	1,508	2,775	63.0	amortization and depreciation		5,626	7,542	34.1
				of which:
496	367	634		exploration expenditures:		1,777	2,057
366	298	473	29.2	- amortization of exploratory drilling expenditures and other		1,370	1,577	15.1
130	69	161	23.8	- amortization of geological and geophysical exploration expenses		407	480	17.9
2,063	2,051	3,032	47.0	Capital expenditures		6,625	9,545	44.1
				of which:
462	334	603	30.5	- exploratory expenditures (c)		1,659	1,918	15.6
76	50	116	52.6	- storage		145	264	82.1

				Production (d) (e)
1,048	1,015	1,079	3.0	Liquids (f)	(kbbl/d)	1,020	1,026	0.6
4,401	4,302	4,449	0.8	Natural gas	(mmcf/d)	4,114	4,424	7.8
1,815	1,764	1,854	2.1	Total hydrocarbons	(kboe/d)	1,736	1,797	3.5

				Average realizations
81.32	99.77	46.47	(42.9)	Liquids (f)	($/bbl)	67.70	84.05	24.2
6.10	9.14	8.36	36.9	Natural gas	($/mmcf)	5.42	8.01	47.8
62.13	80.00	47.11	(24.2)	Total hydrocarbons	($/boe)	53.17	68.13	28.1

				Average oil market prices
88.70	114.78	54.91	(38.1)	Brent dated	($/bbl)	72.52	96.99	33.7
61.21	76.32	41.69	(31.9)	Brent dated	(euro/bbl)	52.90	65.93	24.6
90.66	117.83	58.50	(35.5)	West Texas Intermediate	($/bbl)	72.26	99.56	37.8
247.21	317.48	226.72	(8.3)	Gas Henry Hub	($/kcm)	246.50	312.89	26.9

(a)	From 2008, adjusted operating profit is reported for the "Exploration & Production" and "Storage" businesses, within the Exploration & Production division. Prior period data have been restated accordingly.
(b)	Excluding special items.
(c)	Includes exploration bonuses.
(d)	Supplementary operating data is provided on page 46.
(e)	Includes Eni’s share of production of equity-accounted entities.
(f)	Includes condensates.

Results
The Exploration & Production division reported adjusted net profit of euro 1,412 million for the fourth quarter 2008, representing a decrease of euro 651 million from the fourth quarter 2007, or 31.6%. This was due to a weaker operating performance (down euro 1,365 million, or 33.1%), partly offset by lower income taxes (euro 632 million) and higher profit from investments, mainly related to dividends received by associate Nigeria LNG Ltd.

Adjusted net profit of the Exploration & Production division for 2008 increased by euro 1,517 million or 23.4% from 2007 to euro 8,008 million. This was due to an improved operating performance (up euro 3,365 million, or 23.9%) and higher profit from investments, partly offset by higher adjusted tax rate (from 54.5% to 55.7%).

Exploration & Production business
Adjusted operating profit of the Exploration & Production business for the fourth quarter of 2008 was euro 2,722 million, a decrease of euro 1,358 million from the fourth quarter of 2007, or 33.3%, due primarily to:

-	Lower oil realizations in dollars (down 42.9%), partly offset by better realizations on gas (up 36.9%).
-	Rising amortization charges taken in connection with development activities. This increase mainly reflected the consolidation of Burren assets that were acquired early in 2008 and the shift in portfolio towards higher complex projects.
-	Higher exploratory expenses (approximately euro 100 million on a constant exchange rate basis).

These negatives were partly offset by the favorable impact of the depreciation of the euro against the dollar (up approximately euro 800 million).

Adjusted operating profit of the Exploration & Production business for the full year was euro 17,233 million, up euro 3,448 million or 25% from a year earlier. The improvement mainly reflected higher realizations in dollars (oil up 24.2%; natural gas up 47.8%) and increased production sales volumes (up 20.1 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (down approximately euro 1,200 million), rising operating costs and higher amortization charges which were also incurred in connection with exploration activity (approximately euro 420 million on a constant exchange rate basis), as well as higher production royalties.

Special charges accounted for in the adjusted operating profit of euro 1,001 million for the full year (euro 657 million in the fourth quarter) mainly regarded impairments of proved and unproved properties mainly due to a revision of the oil price scenario and capital expenditures profile.
Other special items not accounted for in adjusted operating profit primarily regarded an adjustment to deferred tax associated with the enactment of a renewed tax framework in Libya applicable to oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued deferred tax liabilities.

Liquids realizations for the fourth quarter of $46.47 per barrel decreased on average by 42.9% in dollar terms driven by lower Brent prices (down 38.1% from the fourth quarter of 2007). Eni’s liquid realizations were increased by approximately $1.36 per barrel as a result of the settlement of certain commodity derivatives relating to the sale of 11.5 mmbbl. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to 79.7 mmbbl by end of December 2008. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in Congo and in the Gulf of Mexico that were executed in 2007.
Natural gas realizations for the fourth quarter followed an opposite trend mainly due to the impact of time lags in the indexation mechanisms and were up 36.9% from a year ago.

Liquids and gas realizations for the full year increased on average by 28.1% in dollar terms driven by the strong market environment of the first nine months of the year. Eni’s liquids realizations for the full year amounted to $84.05 per barrel (up 24.2%) and were reduced by approximately $4.13 per barrel due to the settlement of certain commodity derivatives relating to the sale of 46 mmbbl in the year, as follows: in the first three quarters of the year liquid realizations were reduced on average by $6.02 per barrel from the sale of 34.5 million barrels;

in the fourth quarter liquid realizations were increased by $1.36 per barrel from the sale of 11.5 million barrels.
Average gas realizations were supported by a favorable trading environment and also a better sales mix reflecting higher volumes marketed on the basis of spot prices on the US market.

Liquid realizations and the impact of commodity derivatives were as follows:

	Fourth Quarter	Full Year
Nine Months
2008	Liquids	2007	2008	2007	2008

270.8	Sales volumes	(mmbbl)	92.5	93.6	366.7	364.3
34.5	Sales volumes hedged by derivatives (cash flow hedges)			11.5		46.0

103.05	Average realized price per barrel, excluding derivatives	($/bbl)	81.32	45.12	67.70	88.17
(6.02)	Realized gains (losses) on derivatives			1.36		(4.13)

97.03	Average realized price per barrel		81.32	46.47	67.70	84.05

Storage business
Fourth quarter 2008 adjusted operating profit reported by the natural gas storage business was euro 40 million (euro 183 million for the full year) down euro 7 million or 14.9% from the fourth quarter of 2007 (down euro 83 million or 31.2% from a year earlier).

Operating review

Exploration & Production
Oil and natural gas production for the fourth quarter amounted to 1,854 kboe/d, an increase of 39 kboe/d, or 2.1% compared with the fourth quarter of 2007. This improvement mainly reflected the benefit of acquired assets by Burren in Congo and Turkmenistan early in 2008 (for an overall increase of 32 kboe/d), organic growth achieved in Angola, Congo, Egypt, Pakistan and Venezuela. These positives were partly offset by the ongoing effect of damage to production facilities caused by hurricanes in the Gulf of Mexico in September 2008 (down 28 kboe/d), mature fields decline and production cuts by OPEC (down 9 kboe/d), as well as planned and unplanned facility downtime in the North Sea. Excluding the favorable impact of higher entitlements in PASs, production was almost in line with the fourth quarter of 2007 (down 0.6%). The share of oil and natural gas produced outside Italy was 90% (89% in the fourth quarter of 2007).
Liquids production was 1,079 kbbl/d, an increase of 31 kbbl/d from the fourth quarter of 2007, or 3.0%. Production increases were achieved in Congo and Turkmenistan, benefiting from Burren assets acquired in 2008, as well as Venezuela and Angola due to the better performance and production start-ups. Production decreases were reported mainly in Egypt and in Italy due to mature fields decline.
Natural gas production was 4,449 mmcf/d and increased by 48 mmcf/d from the fourth quarter 2007, up 0.8%, mainly in Egypt and Pakistan. Gas production decreased in the Gulf of Mexico due to above mentioned hurricane related impacts and in Italy, due to mature field declines.

Oil and natural gas production for the full year 2008 averaged the record level of 1,797 kboe/d, an increase of 61 kboe/d, or 3.5%, from a year earlier. This improvement mainly benefited from the assets acquired in the Gulf of Mexico, Congo and Turkmenistan (up 62 kboe/d), as well as continuing production ramp-up in Angola, Congo, Egypt, Pakistan and Venezuela. These positives were partially offset by mature field declines as well as planned and unplanned facility downtime in the North Sea and hurricane-related impacts in the Gulf of Mexico (down 11 kboe/d). Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 37 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 5.6%. The share of oil and natural gas produced outside Italy was 89% (88% in the full year 2007).
Production of liquids amounted to 1,026 kbbl/d and was up 0.6% from a year ago. The acquired assets in the Gulf of Mexico, Congo and Turkmenistan as well as field start-ups in Angola and Venezuela supported production growth.

Production decreases were reported in the North Sea and Italy due to planned and unplanned facility downtime and mature field declines. In addition, volume entitlements associated with high oil prices were reported in the Company’s PSAs.

Production of natural gas for the full year was 4,424 mmcf/d and increased by 310 mmcf/d, or 7.8%, from a year ago. The improvement was driven by growth in the Gulf of Mexico and Pakistan due to contribution of acquired assets and production ramp-up. Production decreased in Italy and the United Kingdom due to mature field declines.

Estimated proved reserves of hydrocarbons pro-forma (a)

Full Year 2007 (a)	Full Year 2008 (b)	% Ch.

Estimated net proved reserves (c)
Liquids	(mmbbl)	3,219	3,335	3.6
Natural gas	(bcf)	18,090	18,748	3.7
Hydrocarbons	(mmboe)	6,370	6,600	3.6
of which:
Italy		747	681	(8.8)
Outside Italy		5,623	5,919	5.3
Estimated net proved developed reserves
Liquids	(mmbbl)	1,974	2,036	3.1
Natural gas	(bcf)	11,204	11,368	1.6
Hydrocarbons	(mmboe)	3,925	4,016	2.3

(a)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that Gazprom exercises a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO Gazprom Neft were also excluded considering the call option attributed to Gazprom.
(b)	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 18.52% as of December 31, 2007 and 16.81% as of December 31, 2008. The dilution of the participation interest implemented the final agreement reached in October 2008, with the Kazakh Authorities.
(c)	Includes Eni’s share of proved reserves of equity-accounted entities.

Eni’s estimated proved reserves were determined taking into account Eni’s share of proved reserves of equity-accounted entities. The 2008 year end amounts comprised 30% of proved reserves of the three equity-accounted Russian companies purchased in 2007 as part of a bid procedure for assets of bankrupt Russian company Yukos and participated by Eni with a 60% interest, considering that Gazprom exercises a call option to acquire a 51% interest in these companies. Based on this assumption, movements in Eni’s 2007 estimated proved reserves were as follows:

(mmboe)
Estimated net proved reserves at December 31, 2007			6,370
Extensions, discoveries and other additions, revisions of previous estimates and improved recovery, excluding year-end price revision		514
Price effect		342

Reserve additions		856
Proved property acquisitions			91
Sales of minerals-in-place			(59)
Production for the year			(658)
Estimated net proved reserves at December 31, 2008			6,600
Reserve replacement ratio, all sources	(%)		135
Reserve replacement ratio, all sources and excluding price effect	(%)		83

Additions to proved reserves booked in 2008 were 856 million boe and derived from: (i) revision of previous estimates were 751 million boe, mainly related to higher entitlements reported in certain PSAs (up 342 million boe) resulting from lower year end oil prices from a year ago (Brent price was $36.55 per barrel at December 31, 2008 compared to $96.02 per barrel at December 31, 2007), net of downward revisions associated with marginal productions in certain mature fields. These revisions were reported in Angola, Kazakhstan and Libya; (ii) extensions and discoveries were 71 million boe, with major increases booked in Angola, Egypt, Nigeria, Norway and United States;

(iii) improved recovery were 34 million boe mainly reported in Algeria, Angola, Congo and Libya. Acquisitions amounted to 91 million boe reflecting the contribution of the acquired Burren assets in Congo, Turkmenistan and India. Sales of reserves in place (59 million boe) related to the divestment of a 1.71% stake in the Kashagan project following the finalization of the agreements implementing the new contractual and the governance framework of the project effective January 1, 2008.

Eni achieved an all sources reserve replacement ratio(7) of 135% (136% under SEC reporting standards, based on reserve additions from Eni’s consolidated subsidiaries). The average reserve life index is 10 years (10 years at December 31, 2007). Excluding the price effect, the replacement ratio would be 83%.
Eni’s estimated proved reserves would be 6,908 mmboe including the proved reserves of thee Russian gas companies on the basis of Eni's current interest 60%. The average reserve life index is 10.5 years.

Storage
In the quarter, customers withdrew 1.5 bcm from the Company’s storage deposits, a decrease of 1.1 bcm compared to the same period of 2007, due to the favorable weather conditions in the fourth quarter of 2007. For the full year, customers withdrew 5.3 bcm, barely unchanged from a year earlier, and injected 6.2 bcm, an increase of 2.2 bcm from a year earlier, due to stronger seasonal uplifts in the first part of the year.

__________________

(7)	Ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

Gas & Power

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

RESULTS (a)	(million euro)
8,696	7,343	12,701	46.1	Net sales from operations		27,633	36,936	33.7
1,431	700	949	(33.7)	Operating profit		4,127	3,933	(4.7)
(36)	(138)	(153)		Exclusion of inventory holding (gains) losses		44	(429)
(86)	2	16		Exclusion of special items		(79)	37
				of which:
(43)				Non-recurring items		(61)
(43)	2	16		Other special items:		(18)	37
13		(2)		- environmental charges		15	12
		1		- asset impairments			1
	2	5		- net gains on disposal of assets			7
15	1	12		- provision for redundancy incentives		38	20
(71)	(1)			- other		(71)	(3)
1,309	564	812	(38.0)	Adjusted operating profit		4,092	3,541	(13.5)
750	175	201	(73.2)	Marketing		2,228	1,469	(34.1)
445	267	466	4.7	Regulated businesses in Italy		1,419	1,549	9.2
114	122	145	27.2	International transport		445	523	17.5

3	2	2		Net finance income (expense) (b)		11	5
124	99	88		Net income from investments (b)		420	420
(542)	(207)	(289)		Income taxes (b)		(1,587)	(1,316)
37.7	31.1	32.0		Tax rate	(%)	35.1	33.2
894	458	613	(31.4)	Adjusted net profit		2,936	2,650	(9.7)
478	383	540	13.0	Capital expenditures		1,366	1,794	31.3

				Natural gas sales	(bcm)
25.13	16.83	27.21	8.3	Sales of consolidated subsidiaries		84.83	89.32	5.3
16.15	10.97	13.28	(17.8)	- Italy (includes own consumption)		56.08	52.82	(5.8)
8.81	5.52	13.77	56.3	- Rest of Europe		27.86	35.61	27.8
0.17	0.34	0.16	(5.9)	- Outside Europe		0.89	0.89

2.74	1.97	2.47	(9.9)	Eni’s share of sales of natural gas of affiliates		8.74	8.91	1.9
27.87	18.80	29.68	6.5	Total sales and own consumption (G&P)		93.57	98.23	5.0
1.88	1.37	1.31	(30.3)	E&P in Europe and in the Gulf of Mexico		5.39	6.00	11.3
29.75	20.17	30.99	4.2	Worldwide gas sales		98.96	104.23	5.3

24.41	18.02	22.26	(8.8)	Gas volumes transported in Italy	(bcm)	83.28	85.64	2.8
15.08	11.39	13.15	(12.8)	Eni		52.39	51.80	(1.1)
9.33	6.63	9.11	(2.4)	On behalf of third parties		30.89	33.84	9.6
8.28	7.62	6.94	(16.2)	Electricity sold	(TWh)	33.19	29.93	(9.8)

(a)	From 2008, adjusted operating profit is reported for the same businesses as EBITDA pro-forma adjusted. Results of the Power generation activity are reported within the Marketing business as it is ancillary to the latter. Results from Regulated businesses in Italy include results from Transport, Distribution and Re-gasification service activities in Italy. Prior period data have been restated accordingly.
(b)	Excluding special items.

Results

In the fourth quarter the Gas & Power division reported adjusted operating profit of euro 812 million, representing a decrease of euro 497 million or 38% from the fourth quarter of 2007 mainly related to a reduction in operating profit delivered by marketing activities.

Adjusted net profit for the fourth quarter was euro 613 million, a decrease of euro 281 million or 31.4% over the fourth quarter of 2007. This decrease reflected lower operating profit partly offset by a reduction of adjusted tax rate (from 37.7% to 32%).

Special charges for the quarter amounted to euro 16 million mainly reported in Italy by the regulated businesses regarding redundancy incentives (euro 12 million) and losses on asset disposal (euro 5 million).
For the full year, the Gas & Power division reported adjusted operating profit of euro 3,541 million, a decrease of euro 551 million or 13.5% from 2007. This decrease reflected lower results recorded by marketing activities, partially offset by an improved performance delivered by the regulated businesses in Italy and the international transportation.

Special charges for the full year amounted to euro 37 million (euro 7 million reported by the marketing business and euro 30 million reported by the regulated businesses in Italy) mainly regarding provisions for environmental charges, redundancy incentives and losses on asset disposal.

Adjusted net profit for the full year was euro 2,650 million, decreasing by euro 286 million from 2007 (down 9.7%).The reduction of adjusted tax rate (from 35.1% to 33.2%) helped to offset a weaker operating performance (down of euro 551 million).

Operating review

Marketing
This business reported adjusted operating profit of euro 201 million for the fourth quarter, representing a decrease of euro 549 million or 73.2% from the fourth quarter of 2007. This shortfall was due to lower operating performance delivered by marketing activities reflecting:

-	Lower gas sales volumes of in Italy (down 17.8%) related to the impact of lower gas demand on all market segments due to the current economic downturn.
-	Lower gas selling margins, mainly in Italy, reflecting unfavorable trends in exchange rates and competitive pressures.
-	Lower sales volumes of electricity (down 16.2%) reflecting lower production availability and weak demand.

These negatives were partly offset by the contribution of the acquisition of Distrigaz (up euro 90 million).

For the full year, adjusted operating profit was euro 1,469 million, representing a decrease of euro 759 million or 34.1% from 2007 mainly due to:

-	Lower sales volumes of gas in Italy related to the impact of lower gas demand.
-	A negative trading environment particularly related to movements in exchange rates.
-	The fact that certain provisions accrued in previous reporting periods were partially recycled through 2007 profit and loss due to favorable developments with Italy’s regulatory framework. Those provisions were originally accrued due to the implementation of Resolution No. 248/2004 and following ones by the Italian Authority for Electricity and Gas regarding the indexation mechanism of the raw material cost in supply contracts to resellers and residential customers;
-	Lower sales volumes of electricity (down 9.8%) reflecting lower production availability and weak demand.

These negatives were partly offset by higher international sales volumes that were achieved particularly in European markets, the contribution of the acquisition of Distrigaz (up euro 90 million), and stronger weather-related sales recorded in the first quarter.

GAS SALES BY MARKET

(bcm)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

16.17	10.97	13.30	(17.7)	Italy	56.13	52.87	(5.8)
2.66	0.78	2.29	(13.9)	- Wholesalers	10.01	7.52	(24.9)
1.00	0.73	0.43	(57.0)	- Gas release	2.37	3.28	38.4
0.31	0.78	0.59	90.3	- Italian exchange for gas and spot markets	1.90	1.89	(0.5)
3.39	2.15	2.69	(20.6)	- Industries	12.77	10.64	(16.7)
2.94	2.06	2.32	(21.1)	Industries	11.77	9.59	(18.5)
0.45	0.09	0.37	(17.8)	Medium-sized enterprises and services	1.00	1.05	5.0
5.08	4.68	3.97	(21.9)	- Power generation	17.21	17.69	2.8
2.14	0.43	2.07	(3.3)	- Residential	5.79	6.22	7.4
1.59	1.42	1.26	(20.8)	- Own consumption	6.08	5.63	(7.4)
13.58	9.20	17.69	30.3	International sales	42.83	51.36	19.9
3.35	1.54	2.87	(14.3)	- Importers in Italy	10.67	11.25	5.4
7.76	5.53	13.08	68.6	- European markets	24.35	31.78	30.5
2.05	1.95	1.86	(9.3)	Iberian Peninsula	6.91	7.44	7.7
1.64	0.82	1.82	11.0	Germany-Austria	5.03	5.29	5.2
		4.57	..	Belgium		4.57	..
1.22	0.30	0.93	(23.8)	Hungary	2.74	2.82	2.9
0.90	0.74	1.00	11.1	Northern Europe	3.15	3.21	1.9
1.29	1.08	1.21	(6.2)	Turkey	4.62	4.93	6.7
0.57	0.43	1.20	..	France	1.62	2.66	64.2
0.09	0.21	0.49	..	Other	0.28	0.86	..
0.59	0.76	0.43	(27.1)	- Extra European markets	2.42	2.33	(3.7)
1.88	1.37	1.31	(30.3)	- E&P in Europe and in the Gulf of Mexico	5.39	6.00	11.3
29.75	20.17	30.99	4.2	Worldwide gas sales	98.96	104.23	5.3

Fourth quarter natural gas sales were 30.99 bcm, an increase of 1.24 bcm or 4.2% from the fourth quarter of 2007 mainly due to the contribution of the acquisition of Distrigaz (up 5.23 bcm). Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico.
In Italy, sales volumes decreased by 2.87 bcm, or 17.7%, to 13.30 bcm reflecting the impact of lower gas demand on all market segments due to the current economic downturn.
Main decreases were recorded in supplies to the power generation segment (down 1.11 bcm), industrial customers (down 0.70 bcm) and wholesalers (down 0.37 bcm).
International sales increased by 4.11 bcm (or up 30.3%) to 17.69 bcm mainly due to the contribution of the acquisition of Distrigaz and organic growth on European target markets.
Excluding the contribution of the acquisition of Distrigaz, international sales of 12.46 bcm were down by 1.12 bcm, or 8.2%. Main decreases were due to lower supplies to importers to Italy (down 0.48 bcm, or 14.3%) and to markets outside Europe (down 0.16 bcm, or 27.1%).
Notwithstanding the current economic downturn, sale volumes to European markets performed fairly well (up by 0.09 bcm, or 1.2%), mainly in France (up 0.23 bcm) as a result of marketing initiatives, and in Germany-Austria (up 0.12 bcm). Gas sales in Hungary decreased by 0.29 bcm due to the unfavorable weather conditions, and the Iberian Peninsula (down 0.19 bcm).

Full year natural gas sales were 104.23 bcm, an increase of 5.27 bcm or 5.3% from 2007 due to the contribution of the acquisition of Distrigaz (up 5.23 bcm). Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico.
In Italy, volumes decreased by 3.26 bcm, or 5.8%, to 52.87 bcm reflecting lower supplies despite favorable weather conditions recorded in the first quarter. This reduction related to wholesalers (down 2.49 bcm), and industrial customers (down 2.13 bcm) mainly relating to lower gas demand, competitive pressures and the gas release program(8) (up 0.91 bcm) agreed upon by Eni and the Italian Antitrust Authority late in 2007.

__________________

(8)	Eni and the Italian Antitrust Authority settled a procedure relating to the use of regasification capacity at the Panigaglia regasification plant. Terms of this settlement provide for the sale of 4 bcm of gas over a twenty-four month period effective October 1, 2007 at the entry point in the Italian gas transport system.

These negatives were partly offset by higher supplies to the power generation segment (up 0.48 bcm) and higher seasonal sales to residential customers (up 0.43 bcm).
International sales were up 8.53 bcm, or 19.9%, to 51.36 bcm reflecting the contribution of the acquisition of Distrigaz and the organic growth recorded in the European target markets. Excluding the impact of Distrigaz, a 3.30 bcm increase was achieved in:

-	European markets, where volumes increased by 2.20 bcm, or 9%, mainly in France (up 0.64 bcm), the Iberian Peninsula (up 0.53 bcm), Turkey (up 0.31 bcm), and Germany-Austria (up 0.20 bcm).
-	Sales to importers to Italy, up 0.58 bcm, or 5.4%, due to the circumstance that in 2007 a larger portion of these sales was replaced with direct sales in Italy.
-	Exploration & Production sales were up 0.61 bcm or 11.3% reflecting production ramp-up in the Gulf of Mexico.

Fourth quarter electricity sales were 6.94 TWh, down 16.2% from the fourth quarter of 2007 due to lower production availability and weak demand reflecting economic downturn . Maintenance downtime at Eni’s operated plants in Brindisi, Ravenna and Livorno affected production availability. Lower sales volumes mainly related to lower sales to the Italian Power Exchange.
Full year electricity sales were 29.93 TWh, down 9.8% from 2007 mainly due to lower availability of electricity production. This decrease mainly reflected lower sales to the Italian Power Exchange, partly offset by increased sales on open markets.

Regulated businesses in Italy
These businesses reported adjusted operating profit of euro 466 million for the fourth quarter of 2008, up euro 21 million, or 4.7% from the same period of 2007, mainly reflecting a higher operating performance reported by the Transport business.
Adjusted operating profit for 2008 was euro 1,549 million, representing an increase of euro 130 million or 9.2% from 2007. The increase was delivered by both the Distribution business, up euro 48 million, and the Transport business, up euro 82 million, as a result of higher volumes transported mainly reflecting strong seasonal factors, recognition in tariff of expenditures incurred for network upgrading and lower operating expenses.

In the fourth quarter of 2008, volumes of gas transported decreased by 2.15 bcm, or 8.8%, to 22.26 bcm, from the fourth quarter of 2007, mainly due to lower gas consumptions on all market segments relating to the current economic downturn.
In 2008, volumes of gas transported increased by 2.36 bcm, or 2.8%, to 85.64 bcm, from 2007.

International transport
These businesses reported adjusted operating profit of euro 145 million for the fourth quarter of 2008 (euro 523 million in 2008), up euro 31 million, or 27.2% from the same period of 2007 (up of euro 78 million, or 17.5% in 2008) mainly reflecting higher volumes transported due to the full operations of TTPC gas transportation infrastructure capacity upgrading.

Other performance indicators

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

1,592	781	1,043	(34.5)	EBITDA pro-forma adjusted	5,077	4,466	(12.0)
981	378	411	(58.1)	Marketing	3,068	2,310	(24.7)
		118		of which Distrigaz		118
426	228	421	(1.2)	Regulated businesses in Italy	1,289	1,401	8.7
185	175	211	14.1	International transport	720	755	4.9

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis.
This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes:

-	The full adjusted EBITDA of Eni’s consolidated subsidiaries except for Snam Rete Gas that is included according to Eni’s share of equity (55.59% as of December 31, 2008), although being fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its status of listed company.
-	Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.

Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

Refining & Marketing

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

RESULTS	(million euro)
10,469	13,860	6,919	(33.9)	Net sales from operations		36,401	45,053	23.8
27	375	(2,245)	..	Operating profit		729	(1,023)	..
(252)	(218)	2,233		Exclusion of inventory holding (gains) losses		(658)	1,199
130	28	213		Exclusion of special items		258	390
				of which:
(2)	(21)			Non-recurring items		35	(21)
132	49	213		Other special items:		223	411
54	22	48		- environmental charges		128	76
57	1	149		- asset impairments		58	299
	10	3		- net gains on disposal of assets			13
9				- risk provisions		9
12	4	13		- provision for redundancy incentives		31	23
	12			- other		(3)
(95)	185	201	..	Adjusted operating profit		329	566	72.0
		1		Net finance income (expense) (a)			1
14	47	63		Net income from investments (a)		126	174
55	(85)	(74)		Income taxes (a)		(136)	(231)
67.9	36.6	27.9		Tax rate	(%)	29.9	31.2
(26)	147	191	..	Adjusted net profit		319	510	59.9
429	193	422	(1.6)	Capital expenditures		979	965	(1.4)

				Global indicator refining margin
4.07	6.37	7.72	89.7	Brent	($/bbl)	4.52	6.49	43.6
2.81	4.24	5.86	..	Brent	(euro/bbl)	3.30	4.41	33.6
6.12	8.50	9.61	57.0	Brent/Ural	($/bbl)	6.45	8.85	37.2

				Refinery throughputs and sales	(mmtonnes)
8.07	7.75	7.73	(4.2)	Refinery throughputs on own account Italy		32.45	30.39	(6.3)
1.34	1.37	1.34		Refinery throughputs on own account Rest of Europe		4.70	5.45	16.0
9.41	9.12	9.07	(3.6)	Refinery throughputs on own account		37.15	35.84	(3.5)
7.05	6.71	6.19	(12.2)	Refinery throughputs of wholly-owned refineries		27.79	25.59	(7.9)
2.20	2.28	2.29	4.1	Retail sales Italy		8.62	8.81	2.2
1.09	1.06	0.77	(29.4)	Retail sales Rest of Europe		4.03	3.86	(4.2)
3.29	3.34	3.06	(7.0)	Sub-total retail sales		12.65	12.67	0.2
2.97	2.90	2.89	(2.7)	Wholesale Italy		11.09	11.15	0.5
1.18	1.28	0.95	(19.5)	Wholesale Rest of Europe		4.39	4.77	8.7
0.16	0.15	0.18	12.5	Wholesale Rest of World		0.57	0.61	7.0
6.29	7.34	5.03	(20.0)	Other sales		21.45	21.48	0.1
13.89	15.01	12.11	(12.8)	Sales		50.15	50.68	1.1

				Refined product sales by region
7.36	7.09	7.52	2.2	Italy		28.05	28.92	3.1
2.27	2.34	1.72	(24.2)	Rest of Europe		8.42	8.63	2.5
4.26	5.58	2.87	(32.6)	Rest of World		13.68	13.13	(4.0)

(a)	Excluding special items.

Results

In the fourth quarter of 2008, the Refining & Marketing division reported an adjusted operating profit of euro 201 million, an increase of euro 296 million from a year ago. The refinery activity reflected a favorable environment, partly offset by the narrowing of heavy crude differentials that reduced the profitability of Eni’s complex refineries. In addition, refining throughputs were lower from a year ago due to unplanned refinery downtime.
Marketing activities in Italy reported higher operating results due mainly to a recovery in selling margins and an increased market share in retail as a result of marketing activities.

Adjusted net profit for the fourth quarter was euro 191 million, up euro 217 million, mainly due to a better operating performance and higher profits of equity-accounted entities. These positives were partly offset by increased income taxes.

In 2008 the Refining & Marketing division reported an adjusted operating profit of euro 566 million, an increase of euro 237 million, or 72%, from a year ago. The improvement reflected a favorable refining environment (Brent margin was 6.49 $/bbl, up 43.6% from 2007 partly offset by higher planned and unplanned refinery downtime, the euro’s appreciation against the dollar and rising refining utility expenses.
Marketing activities in Italy reported higher operating results due to a recovery in selling margins and increased sales volumes as a result of an increased market share. Wholesale sales reported increasing operating results due to higher margins.

Adjusted net profit for 2008 was euro 510 million, up euro 191 million, or 59.9%, mainly due to a better operating performance and higher profits of equity-accounted entities. These positives were partly offset by increased income taxes.

Special charges excluded from adjusted operating profit amounted to euro 213 million for the quarter and euro 390 million for 2008, mainly related to refinery and fuel distribution plant impairments due to unfavorable trading environment, as well as environmental charges. Other special items not accounted for in adjusted net profit mainly related to net gains on disposal of the entire share capital of the subsidiary Agip España SA (euro 15 million).

Operating Review

Eni’s refining throughputs for the fourth quarter of 2008 were 9.07 mmtonnes, down 3.6% from the fourth quarter of 2007. Volumes processed in Italy decreased by 4.2% due to planned and unplanned refinery downtime at the Taranto and Gela plants, partly offset by a good performance at the Milazzo and Sannazzaro plants.
Volumes processed outside Italy were unchanged from a year ago (1.34 mmtonnes).
Sales of refined products for the fourth quarter of 2008 increased by 1.78 mmtonnes, or 12.8%, to 12.11 mmtonnes compared to the fourth quarter of 2007. This increase was mainly due to higher volumes supplied to oil companies and traders and higher sales on retail and wholesale markets in the rest of Europe.
Retail sales in Italy (2.29 mmtonnes) recorded a marginal increase of 90 ktonnes, as compared to the fourth quarter of 2007, despite a decline in domestic fuel consumption.
Market share in Italy reached 31.7% as a result of marketing activities that were designed mainly to support volumes at "Iperself" service stations.
Wholesale sales in Italy (2.89 mmtonnes) decreased by 80 ktonnes due to a reduction in kerosene sales for aviation, partly offset higher consumption in the bunker market.
Retail sales in the rest of Europe (approximately 770 ktonnes) decreased by 320 ktonnes, or 29.4%, mainly reflecting lower volumes marketed in Spain due to the disposal of service stations and Germany and Austria due to weaker consumption.
Wholesale sales (approximately 950 ktonnes) decreased by 230 ktonnes compared to the fourth quarter of 2007 mainly reflecting decreased volumes marketed in Spain due to disposals, Slovakia, Austria and Germany while higher volumes were marketed in the Czech Republic and Switzerland.

In 2008 Eni’s refining throughputs were 35.84 mmtonnes, down 3.5% from 2007. Volumes processed in Italy decreased by 6.3% due to planned and unplanned refinery downtime at the Taranto, Venice and Gela plants, as well as lower volumes at the Livorno refinery due to a challenging refining environment in the first half of the year. The increase recorded outside Italy was mainly due to higher capacity entitlements at the Ceska Rafinerska following the purchase of an additional ownership interest made in 2007 partly offset by lower volumes at the German refinery.

Sales of refined products for 2008 increased by approximately 530 ktonnes, or 1.1%, to 50.68 mmtonnes from 2007. This increase was mainly due to higher volumes supplied to oil companies and traders, as well as higher sales on retail and wholesale markets in Italy and wholesale markets in the rest of Europe.
Retail sales in Italy (8.81 mmtonnes) increased by 190 ktonnes, or 2.2%, from 2007, despite a decrease recorded in domestic consumption, due to marketing activities. Market share increased from 29.2% to 30.6%.
Wholesale sales in Italy (11.15 mmtonnes) increased by 60 ktonnes mainly due to higher consumption in the Bunker market, as well as a growth in gasoil sales.
Retail sales in the rest of Europe (3.86 mmtonnes) decreased by 170 ktonnes, or 4.2%, mainly reflecting lower volumes from the service stations in Spain, due to the divestment of downstream activities to Galp, and Germany partly offset by higher volumes marketed in Czech Republic, Hungary and Slovakia due to the contribution of the service stations acquired in the fourth quarter of 2007.
Wholesale sales in the rest of Europe (4.77 mmtonnes) increased by 380 ktonnes, or 8.7%, from 2007. This was due to increased volumes marketed in the Czech Republic and Switzerland, while lower volumes were marketed in Spain, Austria, France and Germany.

Profit and loss account

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

25,378	28,161	24,607	(3.0)	Net sales from operations	87,256	108,190	24.0
218	56	258	18.3	Other income and revenues	827	720	(12.9)
(18,248)	(20,029)	(20,887)	14.5	Operating expenses	(61,979)	(80,454)	29.8
48	21			- of which non recurring items	(8)	21
(2,182)	(1,912)	(3,514)	(61.0)	Depreciation, depletion, amortization and impairments	(7,236)	(9,815)	(35.6)

5,166	6,276	464	(91.0)	Operating profit	18,868	18,641	(1.2)
(56)	(198)	(505)	..	Finance income (expense)	(83)	(764)	..
257	347	157	(38.9)	Net income from investments	1,243	1,373	10.5

5,367	6,425	116	(97.8)	Profit before income taxes	20,028	19,250	(3.9)
(2,183)	(3,336)	(874)	60.0	Income taxes	(9,219)	(9,692)	(5.1)
40.7	51.9	..		Tax rate (%)	46.0	50.3
3,184	3,089	(758)	..	Net profit	10,809	9,558	(11.6)
				Attributable to:
3,010	2,941	(874)	..	- Eni	10,011	8,825	(11.8)
174	148	116	(33.3)	- minority interest	798	733	(8.1)

3,010	2,941	(874)	..	Net profit attributable to Eni	10,011	8,825	(11.8)
(224)	(187)	1,693		Exclusion of inventory holding (gain) loss	(499)	723
(108)	136	1,124		Exclusion of special items:	(42)	653
				of which:
(46)	(21)			- non recurring items	35	(21)
(62)	157	1,124		- other special items	(77)	674
2,678	2,890	1,943	(27.4)	Adjusted net profit attributable to Eni	9,470	10,201	7.7

Non-GAAP Measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item. The Italian statutory tax rate of 33% is applied to finance charges and income recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies from January 1, 2008 (33% in previous reporting periods for all companies).
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of abovementioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Fourth quarter of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(million euro)
Reported operating profit	2,105	949	(2,245)	(472)	302	(153)	(323)	301	464
Exclusion of inventory holding (gains) losses		(153)	2,233	268					2,348

Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	657	16	213	113	(4)	62	209		1,266
environmental charges		(2)	48			73	120		239
asset impairments	646	1	149	106		2			904
net gains on disposal of assets	4	5	3		(4)	(1)			7
risk provisions						(16)			(16)
provision for redundancy incentives	2	12	13	7		2	14		50
other	5					2	75		82

Special items of operating profit	657	16	213	113	(4)	62	209		1,266

Adjusted operating profit	2,762	812	201	(91)	298	(91)	(114)	301	4,078
Net finance (expense) income (a)	18	2	1	1	1	(27)	(501)		(505)
Net income from investments (a)	139	88	63	(11)	13	1			293
Income taxes (a)	(1,507)	(289)	(74)	12	(99)		261	(111)	(1,807)

Tax rate (%)	51.6	32.0	27.9		31.7				46.7
Adjusted net profit	1,412	613	191	(89)	213	(117)	(354)	190	2,059

of which:
- adjusted net profit of minority interest									116
- Eni’s adjusted net profit									1,943

Eni reported net profit									(874)

Exclusion of inventory holding (gains) losses									1,693
Exclusion of special items:									1,124
of which:
- non-recurring items
- other special items									1,124
Eni’s adjusted net profit									1,943

(a)	Excluding special items.

Fourth Quarter of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(million euro)
Reported operating profit	3,929	1,431	27	(142)	236	(162)	(95)	(58)	5,166
Exclusion of inventory holding (gains) losses		(36)	(252)	13					(275)

Exclusion of special items
of which:
Non-recurring (income) charges	1	(43)	(2)	(8)	7	(4)	1		(48)
Other special (income) charges:	197	(43)	132	8	7	118	30		449
environmental charges		13	54			127	12		206
asset impairments	150		57			4			211
risk provisions			9			4	3		16
provision for redundancy incentives	5	15	12	8	7	5	15		67
other	42	(71)				(22)			(51)

Special items of operating profit	198	(86)	130		14	114	31		401

Adjusted operating profit	4,127	1,309	(95)	(129)	250	(48)	(64)	(58)	5,292
Net finance (expense) income (a)	22	3				(4)	(100)		(79)
Net income from investments (a)	53	124	14	(1)	13	5	4		212
Income taxes (a)	(2,139)	(542)	55	39	(83)		60	22	(2,588)

Tax rate (%)	50.9	37.7	67.9		31.6				47.7
Adjusted net profit	2,063	894	(26)	(91)	180	(47)	(100)	(36)	2,837

of which:
- adjusted net profit of minority interest									159
- Eni’s adjusted net profit									2,678

Eni reported net profit									3,010

Exclusion of inventory holding (gains) losses									(224)
Exclusion of special items:									(108)
of which:
- non-recurring items									(46)
- other special items									(62)
Eni’s adjusted net profit									2,678

(a)	Excluding special items.

2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(million euro)
Reported operating profit	16,415	3,933	(1,023)	(822)	1,045	(346)	(686)	125	18,641
Exclusion of inventory holding (gains) losses		(429)	1,199	166					936

Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	1,001	37	411	281	(4)	102	409		2,237
environmental charges		12	76			101	120		309
asset impairments	989	1	299	278		5			1,572
net gains on disposal of assets	4	7	13	(5)	(4)	(14)	(9)		(8)
risk provisions						4			4
provision for redundancy incentives	8	20	23	8		4	28		91
other		(3)				2	270		269

Special items of operating profit	1,001	37	390	281	(4)	102	409		2,216

Adjusted operating profit	17,416	3,541	566	(375)	1,041	(244)	(277)	125	21,793
Net finance (expense) income (a)	52	5	1	1	1	(39)	(785)		(764)
Net income from investments (a)	609	420	174	(9)	49	4	5		1,252
Income taxes (a)	(10,069)	(1,316)	(231)	77	(307)		445	(48)	(11,449)

Tax rate (%)	55.7	33.2	31.2		28.1				51.4
Adjusted net profit	8,008	2,650	510	(306)	784	(279)	(612)	77	10,832

of which:
- adjusted net profit of minority interest									631
- Eni’s adjusted net profit									10,201

Eni reported net profit									8,825

Exclusion of inventory holding (gains) losses									723
Exclusion of special items:									653
of which:
- non-recurring items									(21)
- other special items									674
Eni’s adjusted net profit									10,201

(a)	Excluding special items.

2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(million euro)
Reported operating profit	13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Exclusion of inventory holding (gains) losses		44	(658)	(6)					(620)

Exclusion of special items
of which:
Non-recurring (income) charges	(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:	274	(18)	223	24	7	176	44		730
environmental charges		15	128			210	12		365
asset impairments	226		58			6			290
risk provisions			9			13			22
provision for redundancy incentives	6	38	31	24	7	18	32		156
other	42	(71)	(3)			(71)			(103)

Special items of operating profit	263	(79)	258	22	3	237	34		738

Adjusted operating profit	14,051	4,092	329	90	840	(207)	(183)	(26)	18,986
Net finance (expense) income (a)	44	11		1		(8)	(154)		(106)
Net income from investments (a)	176	420	126	1	80	5	4		812
Income taxes (a)	(7,780)	(1,587)	(136)	(35)	(262)		192	10	(9,598)

Tax rate (%)	54.5	35.1	29.9		28.5				48.7
Adjusted net profit	6,491	2,936	319	57	658	(210)	(141)	(16)	10,094

of which:
- adjusted net profit of minority interest									624
- Eni’s adjusted net profit									9,470

Eni reported net profit									10,011

Exclusion of inventory holding (gains) losses									(499)
Exclusion of special items:									(42)
of which:
- non-recurring items									35
- other special items									(77)
Eni’s adjusted net profit									9,470)

(a)	Excluding special items.

Third Quarter of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(million euro)
Reported operating profit	5,252	700	375	(78)	276	(52)	(251)	54	6,276
Exclusion of inventory holding (gains) losses		(138)	(218)	22					(334)

Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	33	2	49	(3)		1	198		280
environmental charges			22						22
asset impairments	33		1			1			35
net gains on disposal of assets		2	10	(5)		(13)	(9)		(15)
provision for redundancy incentives	4	1	4	1		1	3		14
other	(4)	(1)	12	1		12	204		224

Special items of operating profit	33	2	28	(3)		1	198		259

Adjusted operating profit	5,285	564	185	(59)	276	(51)	(53)	54	6,201
Net finance (expense) income (a)	11	2					(211)		(198)
Net income from investments (a)	207	99	47		10	3	5		371
Income taxes (a)	(3,048)	(207)	(85)	10	(83)		98	(21)	(3,336)

Tax rate (%)	55.4	31.1	36.6		29.0				52.3
Adjusted net profit	2,455	458	147	(49)	203	(48)	(161)	33	3,038

of which:
- adjusted net profit of minority interest									148
- Eni’s adjusted net profit									2,890

Eni reported net profit									2,941

Exclusion of inventory holding (gains) losses									(187)
Exclusion of special items:									136
of which:
- non-recurring items									(21)
- other special items									157
Eni’s adjusted net profit									2,890

(a)	Excluding special items.

Analysis of special items

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

(48)	(21)		Non-recurring charges (income)	8	(21)
			of which:
(9)			- curtailment recognized of the reserve for post-retirement benefits for Italian employees	(83)
(39)	(21)		- provisions and utilizations against antitrust proceedings and regulations	91	(21)
449	280	1,266	Other special charges (income):	730	2,237
211	35	904	asset impairments	290	1,572
206	22	239	environmental charges	365	309
	(15)	7	net gains on disposal of assets		(8)
16		(16)	risk provisions	22	4
67	14	50	provisions for redundancy incentives	156	91
(51)	224	82	other	(103)	269

401	259	1,266	Special items of operating profit	738	2,216

(23)			Net finance (expense) income	(23)
7	(2)	(52)	Net income from investments	(321)	(239)
			of which:
			- gain on the disposal of Haldor Topsøe AS and Camom SA	(290)
			- gain on the disposal of GTT (Gaztransport et Technigaz SAS)		(185)
(508)	(121)	(90)	Income taxes	(610)	(1,426)
			of which:
	(19)	286	- tax impact pursuant to Law decree No. 112 of June 25, 2008 for Italian subsidiaries		(270)
	(19)	286	. on inventories		(176)
			. on deferred tax assets		(94)
			- tax impact pursuant to Budget Law 2008 for Italian subsidiaries		(290)
(394)			- adjustment to deferred tax for Italian subsidiaries	(394)
			- adjustment to deferred tax for Libyan assets		(173)
	(1)	(5)	- other tax items	(50)	(46)
	(101)	(371)	- taxes on special items of operating profit	(166)	(647)

(123)	136	1,124	Total special items of net profit	(216)	551

			attributable to:
(15)			- Minority interest	(174)	(102)
(108)	136	1,124	- Eni	(42)	653

Impairments by segment

(million euro)

Fourth Quarter 2008	Full Year 2008

646	Exploration & Production	989
149	Refining & Marketing	299
106	Petrochemicals	278
3	Others	6
904		1,572

Adjusted operating profit

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

4,127	5,285	2,762	(33.1)	Exploration & Production	14,051	17,416	23.9
1,309	564	812	(38.0)	Gas & Power	4,092	3,541	(13.5)
(95)	185	201	..	Refining & Marketing	329	566	72.0
(129)	(59)	(91)	29.5	Petrochemicals	90	(375)	..
250	276	298	19.2	Engineering & Construction	840	1,041	23.9
(48)	(51)	(91)	(89.6)	Other activities	(207)	(244)	(17.9)
(64)	(53)	(114)	(78.1)	Corporate and financial companies	(183)	(277)	(51.4)
(58)	54	301		Impact of unrealized intragroup profit elimination	(26)	125
5,292	6,201	4,078	(22.9)		18,986	21,793	14.8

Net sales from operations

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

8,038	8,879	6,623	(17.6)	Exploration & Production	27,278	33,391	22.4
8,696	7,343	12,701	46.1	Gas & Power	27,633	36,936	33.7
10,469	13,860	6,919	(33.9)	Refining & Marketing	36,401	45,053	23.8
1,691	1,742	1,042	(38.4)	Petrochemicals	6,934	6,303	(9.1)
2,204	2,441	2,524	14.5	Engineering & Construction	8,678	9,176	5.7
53	49	41	(22.6)	Other activities	205	185	(9.8)
387	314	374	(3.4)	Corporate and financial companies	1,313	1,331	1.4
	63	12		Impact of unrealized intragroup profit elimination		75
(6,160)	(6,530)	(5,629)		Consolidation adjustment	(21,186)	(24,260)
25,378	28,161	24,607	(3.0)		87,256	108,190	24.0

Operating expenses

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

17,187	19,081	19,803	15.2	Purchases, services and other	58,179	76,450	31.4
				of which:
(39)	(21)			- non-recurring items	91	(21)
260	230	531		- other special items	470	761
1,061	948	1,084	2.2	Payroll and related costs	3,800	4,004	5.4
				of which:
(9)				- non-recurring items	(83)
109	41	50		- provision for redundancy incentives	198	91
18,248	20,029	20,887	14.5		61,979	80,454	29.8

Depreciation, depletion, amortization and impairments

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	% Ch. 4Q. 08 vs 4Q. 07	Full Year 2007	Full Year 2008	% Ch.

1,590	1,507	2,154	35.5	Exploration & Production	5,483	6,733	22.8
186	172	230	23.7	Gas & Power	687	742	8.0
110	102	110		Refining & Marketing	433	430	(0.7)
32	18	35	9.4	Petrochemicals	116	117	0.9
71	94	87	22.5	Engineering & Construction	248	335	35.1
1	2		..	Other activities	4	3	(25.0)
22	19	22		Corporate and financial companies	68	76	11.8
(3)	(4)	(4)		Impact of unrealized intragroup profit elimination	(10)	(14)
2,009	1,910	2,634	31.1	Total depreciation, depletion and amortization	7,029	8,422	19.8

173	2	880	..	Impairments	207	1,393	..

2,182	1,912	3,514	61.0		7,236	9,815	35.6

Net income from investments

(million euro)

2008	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other	Group

Share of profit (loss) from equity-accounted entities	177	413	16	48	2	656
Dividends	463	5	37	5		510
Net gains on disposal			18	190	10	218
Other net income (expense)	(4)			(5)	(2)	(11)

	636	418	71	238	10	1,373

Income taxes

(million euro)

Full Year 2007	Full Year 2008	Change

Profit before income taxes
Italy	5,849	1,894	(3,955)
Outside Italy	14,179	17,356	3,177
	20,028	19,250	(778)
Income taxes
Italy	1,798	320	(1,478)
Outside Italy	7,421	9,372	1,951
	9,219	9,692	473
Tax rate (%)
Italy	30.7	16.9	(13.8)
Outside Italy	52.3	54.0	1.7
	46.0	50.3	4.3

Summarized Group balance sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET

(million euro)

Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2008	Change vs Dec. 31, 2007	Change vs Sep. 30, 2008

Fixed assets
Property, plant and equipment	50,137	56,386	59,207	9,070	2,821
Other assets	563			(563)
Inventories - compulsory stock	2,171	2,555	1,196	(975)	(1,359)
Intangible assets	4,333	4,863	7,713	3,380	2,850
Equity-accounted investments and other investments	6,111	6,119	5,899	(212)	(220)
Receivables and securities held for operating purposes	725	972	1,211	486	239
Net payables related to capital expenditures	(1,191)	(1,042)	(782)	409	260

	62,849	69,853	74,444	11,595	4,591
Net working capital
Inventories	5,499	6,188	6,102	603	(86)
Trade receivables	15,609	15,922	16,061	452	139
Trade payables	(11,092)	(11,481)	(12,649)	(1,557)	(1,168)
Tax payables and provisions for net deferred tax liabilities	(4,412)	(5,745)	(4,965)	(553)	780
Provisions	(8,486)	(8,430)	(9,586)	(1,100)	(1,156)
Other current assets and liabilities:
Equity instruments	2,476	2,586	2,741	265	155
Other (a)	(2,600)	(2,698)	(4,326)	(1,726)	(1,628)

	(3,006)	(3,658)	(6,622)	(3,616)	(2,964)
Provisions for employee post-retirement benefits	(935)	(966)	(947)	(12)	19
Net assets held for sale including related net borrowings	286	505	68	(218)	(437)

CAPITAL EMPLOYED, NET	59,194	65,734	66,943	7,749	1,209

Shareholders’ equity
attributable to:
- Eni	40,428	45,107	44,495	4,067	(612)
- Minority interest	2,439	2,804	4,072	1,633	1,268
	42,867	47,911	48,567	5,700	656
Net borrowings	16,327	17,823	18,376	2,049	553

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,194	65,734	66,943	7,749	1,209

(a)	Include receivables and securities for financing operating activities for euro 410 million at December 31, 2008 (euro 331 million at September 30, 2008 and euro 248 million at December 31, 2007) and securities covering technical reserves of Eni’s insurance activities for euro 302 million at December 31, 2008 (euro 356 million at September 30, 2008 and euro 368 million at December 31, 2007).

The carrying amount of the expropriated assets relating to the Dación oilfield in Venezuela (corresponding to euro 563 million as of December 31, 2007) has been reclassified from the item Other assets to Net payables related to capital expenditures, following the settlement agreement with the Republic of Venezuela. Under the terms of this agreement, Eni will receive a cash compensation, a part of which has been already collected, to be paid in seven yearly installments, yielding interest income from the date of the settlement. The net present value of this cash compensation is in line with the book value of assets, net of the related provisions. Part of the cash compensation was collected in the period.

The item Investments among fixed assets comprises a 60% interest in Arctic Russia BV (the former Eni Russia BV) amounting to euro 895 million. As of the balance sheet date Artic Russia held 100% interest in three Russian companies acquired on April 4, 2007 in partnership with Enel (Eni 60%, Enel 40%), following award of a bid for Lot 2 in the Yukos liquidation procedure. The three companies – OAO Arctic Gas, OAO Urengoil and OAO Neftegaztechnologiya – engage in exploration and development of gas reserves. Eni and Enel granted to Gazprom a call option to acquire a 51% interest in the three companies to be exercisable by Gazprom within 24 months from the acquisition date. Eni assesses the investment in Arctic Russia BV under the equity method as it jointly controls the three entities based on ongoing shareholder arrangements, therefore exercising significant influence in the financial and operating policy decisions of the investees. This 60% interest corresponds to the present ownership interest of Eni in the acquired companies determined by not taking into account the possible exercise of the call option by Gazprom. The carrying amount of the three entities is lower than the strike price of the call option with respect to the underlying stake. The strike price equals the bid price as modified by subtracting dividends received and adding possible share capital increases, a contractual remuneration of 9.4% on the capital employed and financing collateral expenses.

The item Equity instruments among net working capital comprises the carrying amount for euro 2,741 million ($3,815 million based on the exchange rate at December 31, 2008) of a 20% interest in OAO Gazprom Neft acquired on April 4, 2007 following finalization of a bid within the Yukos liquidation procedure. This entity is currently listed at the London Stock Exchange where approximately 5% of the share capital is traded, while Gazprom currently holds a 75% stake. This accounting classification reflects the circumstance that Eni granted to Gazprom a call option on the entire 20% interest to be exercisable by Gazprom within 24 months from the acquisition date, at a price of $3.7 billion equaling the bid price, as modified by subtracting dividends distributed and adding possible share capital increases, a contractual remuneration of 9.4% on the capital employed and financing collateral expenses.
The existing shareholder agreements establish that the governance of the investee will be modified to allow Eni to exercise significant influence through participation in the financial and operating policy decisions of the investee in case Gazprom does not exercise its call option. The carrying amount of the investee equals?the strike price of the call option as of December 31, 2008. Eni decided not to adjust the carrying amount of the investee to the market prices at the balance sheet date resulting in $1,961 million for the following reasons:
(i) in case Gazprom exercises the call option, Eni will receive an amount equal to the carrying amount;
(ii) in case Gazprom does not exercise the call option, eni will be granted significant influence in the decision-making process of the investee and consequently assess the investee in accordance with the equity method of accounting provided by IAS28 for interests in associates. Under the equity method, Eni is required to allocate the purchase price to the corresponding interest in net equity and the residual amount to the asset fair values. Subsequently, the carrying amount is adjusted to reflect Eni’share of losses and profits of the investee. Based on currently available information, the equity method would result in a amount not lower than the current currying amount of the investee.

Net borrowings and Leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)

Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2008	Change vs Dec. 31, 2007	Change vs Sep. 30, 2008

Total debt	19,830	21,320	20,865	1,035	(455)
Short-term debt	8,500	9,275	6,834	(1,666)	(2,441)
Long-term debt	11,330	12,045	14,031	2,701	1,986
Cash and cash equivalents	(2,114)	(2,330)	(1,967)	147	363
Securities held for non-operating purposes	(174)	(114)	(185)	(11)	(71)
Financing receivables held for non-operating purposes	(1,215)	(1,053)	(337)	878	716

Net borrowings	16,327	17,823	18,376	2,049	553

Shareholders’ equity including minority interest	42,867	47,911	48,567	5,700	656
Leverage	0.38	0.37	0.38	-	0.01

Borrowings and Bonds classified by currency

(million euro)

Total debt at December 31, 2007	Total debt at December 31, 2008

short-term	long-term (a)	Total	short-term	long-term (a)	Total

%	%	%	%	%	%

Euro	5,453	70.2	9,973	82.6	15,426	77.8	3,829	59.9	12,284	84.9	16,133	77.2
Dollar	1,591	20.5	900	7.5	2,491	12.6	1,332	20.9	912	6.3	2,244	10.8
Pound	609	7.8	882	7.3	1,491	7.5	1,154	18.1	859	5.9	2,013	9.6
Yen	3	-	281	2.3	284	1.4	3	-	367	2.5	370	1.8
Other	107	1.5	31	0.3	138	0.7	69	1.1	56	0.4	125	0.6

	7,763	100.0	12,067	100.0	19,830	100.0	6,387	100.0	14,478	100.0	20,865	100.0

(a)	Including the portion of long-term debt due within 12 months for euro 447 million and euro 737 million at December 31, 2008 and December 31, 2007, respectively.

Bonds maturing in 18-months period starting on December 31, 2008

(million euro)
Issuing entity	Amount at December 31, 2008 (a)

Eni Coordination Center SA	261
Eni Lasmo Plc	151

412

(a)	Amounts in euro at December 31, 2008 include interest accrued and discount on issue.

Bonds issued in 2008

Issuing company	Nominal amount (million)	Currency	Currency amounts at Dec. 31, 2008 (a) (million euro)	Maturity	Rate	%

Eni SpA	2,500	EUR	2,497	2014-2017	fixed	4.75-5.87
Eni Coordination Center SA	150	GBP	158	2018	fixed	6.13
Eni Coordination Center SA	100	EUR	104	2028	fixed	5.44
Eni Coordination Center SA	5,000	YEN	40	2015	fixed	1.53
Eni UK Holding Plc	11	GBP	11	2013	variable

			2,810

(a)	Amounts in euro at December 31, 2008 include interest accrued and discount on issue.

Changes in shareholders' equity

(million euro)

Shareholders’ equity at December 31, 2007		42,867
Net profit for the period	9,558
Reserve for cash flow hedges	1,211
Dividends paid to Eni’s shareholders	(4,910)
Dividends paid by consolidated subsidiaries to shareholders	(297)
Shares repurchased	(778)
Distrigaz’ minority interest	1,142
Distrigaz’ put option	(1,495)
Treasury shares attributed against employee share incentive schemes	32
Impact of share repurchases made by consolidated subsidiaries (Saipem)	(31)
Currency translation differences	1,074
Other changes	194

Total changes		5,700

Shareholders’ equity at December 31, 2008		48,567

Attributable to:
- Eni		44,495
- Minority Interest		4,072

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33% effective from January 1, 2008 (33% in previous reporting periods). The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect. ROACE by division is determined as the ratio between adjusted net profit and net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(million euro)

Calculated on a twelve-month period ending on December 31, 2008	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	8,008	2,650	510	10,832
Exclusion of after-tax finance expenses/interest income				335

Adjusted net profit unlevered	8,008	2,650	510	11,167
Adjusted capital employed, net:
- at the beginning of the period	24,643	20,516	7,675	59,194
- at period end	31,343	21,339	8,263	67,666

Adjusted average capital employed, net	27,993	20,928	7,969	63,430

ROACE adjusted (%)	28.6	12.7	6.4	17.6

(million euro)

Calculated on a twelve-month period ending on December 31, 2007	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,491	2,936	319	10,094
Exclusion of after-tax finance expenses/interest income				174

Adjusted net profit unlevered	6,491	2,936	319	10,268
Adjusted capital employed, net:
- at the beginning of the period	18,590	18,906	5,631	47,966
- at period end	24,643	20,547	7,149	58,695

Adjusted average capital employed, net	21,617	19,727	6,390	53,331

ROACE adjusted (%)	30.0	14.9	5.0	19.3

Summarized Group cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED GROUP CASH FLOW STATEMENT

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

3,184	3,089	(758)	Net profit	10,809	9,558
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,909	2,086	5,365	- depreciation, depletion and amortization and other non monetary items	6,346	11,325
2	4	(16)	- net gains on disposal of assets	(309)	(219)
2,132	3,287	520	- dividends, interest, income taxes and other changes	8,850	9,069

7,227	8,466	5,111	Cash generated from operating profit before changes in working capital	25,696	29,733
(4,759)	(2,733)	1,002	Changes in working capital related to operations	(10,179)	(7,937)

2,468	5,733	6,113	Net cash provided by operating activities	15,517	21,796
(3,657)	(3,112)	(4,691)	Capital expenditures	(10,593)	(14,562)
(954)	(186)	(1,877)	Acquisition of investments and businesses	(9,665)	(4,020)
28	91	415	Disposals	659	979
(323)	(509)	(365)	Other cash flow related to capital expenditures, investments and disposals	(35)	(285)

(2,438)	2,017	(405)	Free cash flow	(4,117)	3,908
(857)	2,172	586	Borrowings (repayment) of debt related to financing activities	(479)	929
4,275	(681)	(426)	Changes in short and long-term financial debt	8,761	1,003
(2,453)	(2,752)	(84)	Dividends paid and changes in minority interests and reserves	(5,836)	(5,994)
(89)	56	(34)	Effect of changes in consolidation and exchange differences	(200)	7

(1,562)	812	(363)	CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	(1,871)	(147)

CHANGES IN NET BORROWINGS

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

(2,438)	2,017	(405)	Free cash flow	(4,117)	3,908
(244)	59	(352)	Net borrowings of acquired companies	(244)	(285)
27	(35)	216	Net borrowings of divested companies		181
211	(547)	72	Exchange differences on net borrowings and other changes	637	141
(2,453)	(2,752)	(84)	Dividends paid and changes in minority interests and reserves	(5,836)	(5,994)
(4,897)	(1,258)	(553)	CHANGE IN NET BORROWINGS	(9,560)	(2,049)

CAPITAL EXPENDITURES BY SEGMENT

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

2,063	2,051	3,032	Exploration & Production	6,625	9,545
478	383	540	Gas & Power	1,366	1,794
429	193	422	Refining & Marketing	979	965
57	52	92	Petrochemicals	145	212
589	480	570	Engineering & Construction	1,410	2,027
16	16	22	Other activities	59	52
60	20	39	Corporate and financial companies	108	95
(35)	(83)	(26)	Impact of unrealized intragroup profit elimination	(99)	(128)
3,657	3,112	4,691		10,593	14,562

2008 capital expenditures amounting to euro 14,562 million (euro 10,593 million in 2007) related mainly to:

-	Development activities (euro 6,429 million) deployed mainly in Kazakhstan, Egypt, Angola, Congo, the United States and Italy, and exploratory projects (euro 1,918 million) of which 93% was spent outside Italy, primarily in the United States, Egypt, Nigeria, Angola and Libya. Capital expenditures for the purchase of proved and unproved property (euro 836 million) related to the extension of Eni’s mineral rights in Libya, following the agreement signed in October 2007 with NOC, the National Oil Corporation and the acquisition of a 34.81% stake in Abo project in Nigeria. In the first nine months of 2008, net acreage increased of 57,000 square kilometers (99% operated by Eni);
-	Upgrading of natural gas import pipelines to Italy (euro 233 million) and development and maintenance of Eni’s natural gas transport network in Italy (euro 1,130 million);
-	Projects aimed at improving the conversion capacity and flexibility of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery (euro 630 million), as well as building and upgrading service stations in Italy and outside Italy (euro 298 million);
-	Upgrading of the fleet used in the Engineering & Construction division (euro 2,027 million).

Disposals amounting to euro 979 million (euro 1,160 million including discharged net borrowings) mainly related to the sale of the Engineering & Construction division’s 30% stake in GTT (Gaztransport et Technigaz SAS), a company owning a patent for the construction of tanks to transport LNG, and of the Refining & Marketing division stake in Agip España.

Capital expenditure

EXPLORATION & PRODUCTION
(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

	3	219	Acquisitions of proved and unproved property	96	836
	3	22	North Africa	11	626
		197	West Africa		210
			Rest of world	85
462	334	603	Exploration	1,659	1,918
18	38	26	Italy	104	135
106	51	134	North Africa	380	398
51	66	255	West Africa	239	460
39	32	34	North Sea	193	214
8	14	7	Caspian Area	36	28
240	133	147	Rest of world	707	683
1,489	1,645	2,055	Development	4,643	6,429
132	137	174	Italy	461	570
320	307	397	North Africa	948	1,246
472	415	522	West Africa	1,343	1,717
92	149	144	North Sea	397	505
217	303	259	Caspian Area	733	997
256	334	559	Rest of world	761	1,394
76	50	116	Storage	145	264
36	19	39	Other expenditures	82	98
2,063	2,051	3,032		6,625	9,545

GAS & POWER
(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

390	352	466	Italy	1,074	1,486
88	31	74	Outside Italy	292	308
478	383	540		1,366	1,794
86	48	68	Marketing	238	198
34	25	25	- Marketing	63	91
12	3		Italy	13	16
22	22	25	Outside Italy	50	75
52	23	43	- Power generation	175	107
326	326	423	Regulated businesses in Italy	886	1,363
229	277	324	- Transport	691	1,130
97	49	99	- Distribution	195	233
66	9	49	International transport	242	233
478	383	540		1,366	1,794

REFINING & MARKETING
(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

377	168	364	Italy	873	850
52	25	58	Outside Italy	106	115
429	193	422		979	965
283	120	259	Refining, Supply and Logistics	675	630
283	120	259	Italy	675	630
144	60	157	Marketing	282	298
92	35	99	Italy	176	183
52	25	58	Outside Italy	106	115
2	13	6	Other activities	22	37
429	193	422		979	965

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

1,815	1,764	1,854	Production of oil and natural gas (a) (b)	(kboe/d)	1,736	1,797
207	196	190	Italy		212	199
641	666	635	North Africa		594	645
316	352	356	West Africa		327	335
279	217	244	North Sea		261	237
111	104	128	Caspian Area		112	123
261	229	301	Rest of world		230	258
162.1	154.4	163.2	Oil and natural gas sold (a)	(mmboe)	611.4	632.0

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

1,048	1,015	1,079	Production of liquids (a)	(kbbl/d)	1,020	1,026
73	66	65	Italy		75	68
372	358	314	North Africa		337	338
271	304	314	West Africa		280	289
167	131	142	North Sea		157	140
64	69	83	Caspian Area		70	81
101	87	161	Rest of world		101	110

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

4,401	4,302	4,449	Production of natural gas (a) (b)	(mmcf/d)	4,114	4,424
768	743	717	Italy		790	750
1,551	1,767	1,843	North Africa		1,474	1,762
256	280	241	West Africa		274	261
643	497	587	North Sea		595	558
267	198	260	Caspian Area		238	245
916	817	801	Rest of world		743	848

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (283 and 297 mmcf/d in the fourth quarter 2008 and 2007, respectively, 281 and 296 mmcf/d in 2008 and 2007, respectively, and 275 mmcf/d in the third quarter of 2008).

Petrochemicals

(ktonnes)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

			Sales of petrochemical products
776	591	411	Basic petrochemicals	3,023	2,419
245	221	216	Styrene and elastomers	1,041	976
326	318	250	Polyethylene	1,449	1,289

1,347	1,130	877		5,513	4,684

2,183	1,885	1,351	Production	8,795	7,372

Engineering & Construction

(million euro)

Fourth Quarter 2007	Third Quarter 2008	Fourth Quarter 2008	Full Year 2007	Full Year 2008

			Orders acquired
743	270	692	Offshore	3,496	4,381
2,109	4,663	1,804	Onshore	6,070	7,522
1,250	547		Offshore drilling	1,644	760

315	12	401	Onshore drilling	635	1,197
4,417	5,492	2,897		11,845	13,860

(million euro)

	Dec. 31, 2007 (a)	Dec. 31, 2008

Order backlog	15,390	19,105

(a)	Net of the backlog of divested companies (Haldor Topsøe AS e Camom SA) for a total amount of euro 166 million in orders acquired and euro 181 million in order backlog.

Eni’s Board of Directors

Rome, February 13, 2009 - Eni’s Board of Directors yesterday approved the issue of one or more bonds for an overall maximum amount of euro 1.5 billion, in one or more tranches, by February 12, 2010. The bonds will enable Eni to achieve a better balance between its short-term and medium/long-term debt, and will be listed on regulated markets.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni 2009-2012 Strategic Plan and Targets

  Production growth: 3.5% CAGR to 2012
  Reserves replacement ratio: 130% in the 2009-2012 period
  Strengthen European gas market leadership
  G&P cumulative 2009-12 EBITDA proforma adjusted: euro 20 billion
  Enhance R&M profitability: 2012 +euro 400 million EBIT vs 2008
  Efficiency program successfully realized in 2006-2008 to double to euro 2 billion by 2012

London, February 13, 2009 - Paolo Scaroni, CEO of Eni, today presented the company's 2009-2012 strategic plan to the financial community.

In spite of the uncertain and volatile energy markets, Eni confirms its strategy of delivering hydrocarbon production and reserve growth, based on a solid portfolio of quality projects. Eni will also strengthen its leadership in the European gas market and maintain a dividend yield amongst the highest in the sector.

Exploration & Production

Eni confirms its strategy of delivering production growth, with an average annual rate of 3.5% for the 2009-2012 period. This growth strategy is based on organic development plans carried out with a reserve replacement ratio of 130%. Beyond the 4-year plan, Eni expects to maintain robust production growth with an average annual growth rate of 3% up to 2015.

In 2012, hydrocarbon production will exceed 2 million boe/day, based on a $55 per barrel price scenario. In 2009, hydrocarbon production will exceed 1.8 million boe/day, based on a $43 per barrel price scenario.

Production growth will be focused on three main strategic areas: Africa, OECD Countries and Central Asia/Russia. More than 90% of production and investments to 2012 will be concentrated in these areas.

Eni will maintain a steady growth, even in lower oil price conditions, thanks to its focus on conventional activities and to the quality of its portfolio, which is located largely in low cost production areas and is based upon giant projects with economy of scale benefits.

In the next four years, more than 0.5 million boe/day of new production will come on stream, 85% of which is related to projects which will be profitable even under an oil price scenario below $45 per barrel.

Gas & Power

Eni will strengthen its leading position in the European gas market, where it holds a unique competitive position, thanks to diversification and size of its large supply contracts as well as to a vast infrastructure system and customer base.

Despite the lower growth we expect in the European gas markets, Eni will grow its international gas sales by an average 7% a year, thanks also to the contribution of Distrigas. This growth will enable the company to reach total gas sales of 124 billion cubic meters by 2012.

Beyond continuing to grow its market share in core European countries, Eni will increase sales in the US, thanks to the monetization of the gas produced in the Gulf of Mexico.

In the four-year plan Eni, thanks to the growth in regulated activities and its expansion in international markets, will achieve in G&P a total pro-forma adjusted EBITDA of euro 20 billion, 1 billion higher than the target set in the previous plan.

Refining & Marketing

Eni’s strategy in the R&M sector focuses on the selective strengthening of its refining system, the improvement of quality standards of its marketing activities, and the widespread increase in operating efficiency, targeting an improvement of euro 400 million in EBIT by 2012 excluding scenario effects.

In refining, Eni plans to increase the complexity and the yield in medium distillates, exploiting proprietary technologies.

In marketing, Eni’s target is to consolidate its leadership in the Italian market, increasing its market share to 32% by 2012, through loyalty programs and the broadening of non-oil products sales.

Investment plan and efficiency program

In the 2009-2012 plan, Eni will invest euro 48.8 billion, slightly less than in the 2008-2011 plan. Investments in Exploration & Production are estimated at euro 34 billion and will sustain the production growth over the next four years and beyond.

With regard to the efficiency, Eni doubled the program launched in 2006, after having achieved almost euro 1 billion in cost reductions by the end of 2008. The new plan will enable Eni to double costs reduction to about euro 2 billion by 2012, both in real terms and versus the 2005 baseline.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni: information to Consob regarding the sale of 100% stake
in Italgas and Stogit to Snam Rete Gas

Rome, February 16, 2009 - With reference to the sale by Eni SpA ("Eni") of the 100% stake in Italgas SpA ("Italgas") and Stoccaggi Gas Italia ("Stogit") to Snam Rete Gas (controlled with a 50.03% stake) at a price respectively of euro 3,070 million and euro 1,650 million (the "Transaction"), disclosed in the press release issued on February 12, 2009, Eni hereby provides the following information in compliance with section 114 comma 5 of Legislative Decree No. 58/98 ("TUF") and section 71-bis of Consob Regulation No. 11971/1999 ("Regulation on Issuers").

The Board of Directors ("BoD") of Eni was previously informed about the Transaction, in the BoD session of January 22, in which a specific topic thereabout was set in the agenda. In that session, the BoD, including the independent members, raised no objections to the going forward with the preliminary steps towards the implementation of the Transaction.

a) Banca IMI and Rothschild (the "Advisors") have assisted Eni in the structuring of the Transaction and in defining the guidelines in the negotiation with Snam Rete Gas. On February 12, the Advisors released two different fairness opinions to the BoD on the fairness from a financial point of view of the selling price of the stakes in Italgas and Stogit.

Banca IMI and Rothschild are two leading investment banks which own no qualified stake in Eni or any of its subsidiaries, and vice versa, and which are in no material relations with any of the BoD members of Eni or any of its subsidiaries. The mandate has been given to the Advisors considering their high expertise and their strong track record in the specific industry.

b) With reference to the risks of potential conflict of interest of the related parties involved in the Transaction, Eni hereby clarifies, as already disclosed in the press release issued on February 12, that Snam Rete Gas is a subsidiary controlled with a 50.03% stake, but in its capacity as listed company it has prerogatives of autonomous decisions about the carrying out of its business.

The main potential issues of the Transaction are related to the price determination. With reference thereto, the two independent Advisors have stated that the consideration agreed upon for the sale of Italgas and Stogit was fair.

c) The rationale of the Transaction is the creation of an European leading company in the regulated business, which will increase its net invested capital by more than 50% and it will own a wide and balanced business portfolio including transport, distribution and storage of natural gas.

After Transaction completion, Eni Group will benefit from the higher appreciation of Italgas and Stogit by the financial market, thanks to their improved visibility within the Snam Rete Gas perimeter.

The main impacts envisaged on Eni financial statements after the Transaction completion and the Snam Rete Gas capital increase are:

  expected decrease in equity investments of euro 1.3 billion (due to the decrease of euro 3.2 billion deriving from the disposal of the stake in Italgas and Stogit and to the increase of euro 1.9 billion deriving from the capital increase in Snam Rete Gas);
  expected decrease in net debt of euro 2.8 billion and increase by euro 1.5 billion in equity due to the capital gain (of which euro 1 billion from the sale of Italgas and euro 0.5 billion from the sale of Stogit).

The main impacts envisaged on Eni consolidated financial statements after the Transaction completion and the Snam Rete Gas capital increase are:

  at balance sheet level, an increase of euro 1.5 billion in (i) net debt, (ii) minority interests and total equity, as a consequence of the pro quota subscription of the Snam Rete Gas capital increase by the market;
  at income statement level, a decrease of net income equal to 45% of the aggregate net income of Italgas and Stogit, with a correspondent increase of net income attributable to minority interests.

d) There will be no BoD members fees modification following the Transaction.

e) The Transaction has been unanimously approved by the BoD, with the favorable vote of the independent members and no objections by the board of statutory auditors on the basis of the documentation provided to the BoD and the opinions of the Advisors.

f) With reference to the compliance with the substantial and the procedural correctness required for transactions with related parties, as the implementation rules of the new section 2391-bis of the Italian Civil Code have not yet been issued so far, transactions of this kind are submitted to the careful attention of BoD, although their amount does not exceed the threshold requiring a BoD approval. In the present case, the Transaction was submitted to the BoD attention in two subsequent meetings and the decisions of the boards, backed by the Advisors opinions, have been taken unanimously.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it